Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

BRYN MAWR BANK CORPORATION, as Buyer

and

DAVIDSON TRUST COMPANY, as the Company

and

BOSTON PRIVATE (PA) CORPORATION,

BRUCE K. BAUDER

ERNEST E. CECILIA

JOSEPH J. COSTIGAN

WILLIAM S. COVERT

JAMES M. DAVIDSON

STEVEN R. KLAMMER

N. RAY SAGUE and

MALCOLM C. WILSON, as Sellers

and

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. and

ALVIN A. CLAY III, as Seller Principals

INDEX OF SCHEDULES AND EXHIBITS

Schedule 4	Allocation
Schedule 5.2(a)	Ownership Exceptions
Schedule 5.2(b)	Ownership
Schedule 5.5	Seller Party Consents
Schedule 6.2	Enforceability; Authority; No Conflict
Schedule 6.3	Capitalization
Schedule 6.4	Financial Statements
Schedule 6.7	Leased Real Property
Schedule 6.8(b)	Encumbrances
Schedule 6.9	Condition Of Facilities
Schedule 6.10	Accounts Receivable
Schedule 6.13	Taxes
Schedule 6.15(a)	Employee Information
Schedule 6.15(b)	Employment Agreements and Non-Competition Agreements
Schedule 6.15(d)	Employee Benefit Plans
Schedule 6.17	Compliance With Legal Requirements
Schedule 6.19	Absence Of Certain Changes And Events
Schedule 6.20(a)	Contracts
Schedule 6.20C	Investment Performance
Schedule 6.21	Insurance
Schedule 6.23(b)	Intellectual Property
Schedule 6.24	Client Accounts
Schedule 6.25	Related Party Transactions
Schedule 6.26	Bank Accounts
Schedule 6.27	Indebtedness; Guarantees
Schedule 8.2	Conduct of Business
Schedule 9.1	Governmental Authorizations
Schedule 11.1	Prospective Clients
Schedule 12.6	Section 338(h)(10) Election
Schedule 14.2(g)	Working Capital

Exhibit A	Definitions and Usage

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of February 3, 2012 (“Agreement”), is entered into by and among BRYN MAWR BANK CORPORATION, a Pennsylvania corporation (“Buyer”), BOSTON PRIVATE (PA) CORPORATION, a Delaware corporation (“BPPA”), BRUCE K. BAUDER, ERNEST E. CECILIA, JOSEPH J. COSTIGAN, WILLIAM S. COVERT, JAMES M. DAVIDSON, STEVEN R. KLAMMER, N. RAY SAGUE, MALCOLM C. WILSON (together with BPPA, each, individually, a “Seller” and, collectively, the “Sellers”), BOSTON PRIVATE FINANCIAL HOLDINGS, INC., a Massachusetts corporation (“BPFH”), ALVIN A. CLAY III (“Clay” and, together with BPFH, the “Seller Principals”), and DAVIDSON TRUST COMPANY, a Pennsylvania trust company (the “Company”). The Sellers and the Seller Principals are sometimes referred to herein, individually, as a “Seller Party” and, collectively, as the “Seller Parties.” The parties to this Agreement are sometimes referred to herein, individually, as a “Party” and, collectively, as the “Parties.”

Background

The Company is engaged in the business of providing private wealth management services (the “Business”).

Sellers are the collective owners of one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company (the “Shares”). Subject to the terms and conditions set forth in this Agreement, Sellers have determined to sell, and Buyer desires to purchase, all of the Shares, free and clear of Encumbrances.

Agreement

NOW, THEREFORE, intending to be legally bound, in consideration of the mutual covenants and agreements contained herein, the Parties hereby agree as follows:

1. Definitions. For purposes of this Agreement, the capitalized terms not otherwise defined in the body of this Agreement shall have the meanings ascribed to such terms in Exhibit A attached hereto, which defined terms are incorporated herein by reference.

2. Sale and Purchase of Shares. On the Closing Date, subject to and upon the terms and conditions contained herein, Sellers shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase and acquire from Sellers, free and clear of Encumbrances, good and marketable title to all, and not less than all, of the Shares.

3. Purchase Price.

3.1. Purchase Price Calculation. The consideration to be paid to Sellers for the Shares, subject to terms and conditions of this Agreement, shall consist of the following (collectively, the “Purchase Price”):

(a) The Initial Payment; plus

(b) The Contingent Payments.

Notwithstanding any provision to the contrary contained in this Agreement, in no event shall the Purchase Price exceed $10,500,000 in the aggregate.

3.2. Initial Payments at Closing. On the Closing Date, Buyer shall pay to Sellers an amount equal to $7,350,000 (the “Initial Payment”), which amount shall be paid to Sellers pro-rata in accordance with their respective Shares in the Company, via wire transfer of immediately available funds to the accounts designated in writing by Sellers at least three (3) Business Days prior to the Closing Date.

3.3. Contingent Payments.

(a) Payment Dates. Buyer shall pay to Sellers a Contingent Payment on the Six-Month Payment Date, the Twelve-Month Payment Date and the Eighteen-Month Payment Date. Each Contingent Payment shall be paid to Sellers pro-rata in accordance with their respective Shares in the Company immediately prior to the Closing Date, via wire transfer of immediately available funds to the accounts designated in writing by Sellers at least three (3) Business Days prior to the Six-Month Payment Date, the Twelve-Month Payment Date or the Eighteen-Month Payment Date, as applicable.

(b) Calculation. Each “Contingent Payment” shall be (i) if the AUM Ratio is equal to or greater than 90%, $1,050,000, (ii) if the AUM Ratio is less than 90% but greater than 50%, an amount equal to the product of (A) the AUM Multiplier and (B) $1,050,000, or (iii) if the AUM Ratio is equal to or less than 50%, $0. By way of example, if the Asset Value as of the Baseline Date is $10,000,000 and the Asset Value as of the six-month anniversary of the Closing Date is $8,500,000, then (i) the applicable AUM Ratio would be equal to 0.85; (ii) the AUM Multiplier would be equal to (A) 1 minus (B) 0.125; and (iii) the Contingent Payment payable on such Six-Month Payment Date would be $918,750.

(c) Definitions.

(i) “Asset Value” shall mean, as of any date of determination, the aggregate dollar amount of assets in the investment, custody and trust accounts under management by the Company.

(ii) “AUM Multiplier” shall mean the excess of (A) one (1) minus (B) a fraction expressed as a percentage, (I) the numerator of which is equal to the excess of (x) 0.90 minus (y) the applicable AUM Ratio, and (II) the denominator of which is 0.40.

(iii) “AUM Ratio” shall mean:

(A) with respect to the Contingent Payment payable on the Six-Month Payment Date, the quotient obtained by dividing (I) the Asset Value as of the six-month anniversary of the Closing Date by (II) the Asset Value as of the Baseline Date;

(B) with respect to the Contingent Payment payable on the Twelve-Month Payment Date, the quotient obtained by dividing (I) the Asset Value as of the twelve-month anniversary of the Closing Date by (II) the Asset Value as of the Baseline Date; and

(C) with respect to the Contingent Payment payable on the Eighteen-Month Payment Date, the quotient obtained by dividing (I) the Asset Value as of the eighteen-month anniversary of the Closing Date by (II) the Asset Value as of the Baseline Date.

(iv) “Six-Month Payment Date” shall mean the tenth Business Day following the six-month anniversary of the Closing Date.

(v) “Twelve-Month Payment Date” shall mean the tenth Business Day following the twelve-month anniversary of the Closing Date.

(vi) “Eighteen-Month Payment Date” shall mean the tenth Business Day following the eighteen-month anniversary of the Closing Date.

4. Allocation of Purchase Price.

4.1. In the event Buyer elects to make a 338(h)(10) Election as described in Section 12.6 herein, the Purchase Price shall be allocated as indicated on Schedule 4.

4.2. In the event Buyer elects to make a 338(h)(10) Election as described in Section 12.6 herein, the Parties agree to be bound by the Purchase Price allocation as set forth on Schedule 4 and to report the transaction contemplated herein for federal, state, and local tax purposes in accordance with such allocation. The Parties will file their respective Tax Returns in a manner consistent with such allocation.

5. Representations and Warranties Pertaining To Seller Parties. Each of the Seller Parties and the Company, severally and not jointly, represent and warrant to Buyer, solely with respect to itself, himself or herself, as applicable, as of the date hereof and as of the Closing Date, as follows:

5.1. Organization of Corporate Seller Parties. BPFH is a corporation duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts. BPPA is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of BPFH and BPPA has full corporate power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use. BPFH owns 87.5% of the issued and outstanding capital stock of BPPA and Clay owns 12.5% of the issued and outstanding capital stock of BPPA.

5.2. Ownership. Except as set forth on Schedule 5.2(a), each Seller is the owner of record of the Shares set forth opposite such Seller’s name on Schedule 5.2(b), free and clear of all Encumbrances or restrictions of any kind, including, without limitation, any restriction on the right to transfer the Shares to Buyer pursuant to this Agreement. The assignments, endorsements, stock powers, or other instruments of transfer to be delivered by such Seller to Buyer at the Closing will be sufficient to transfer the entire interest in such

Shares of record and beneficially. Upon such transfer to Buyer of the certificates representing the Shares, Buyer will receive good title to the Shares, free and clear of all Encumbrances. Except as set forth on Schedule 5.2(b), (x) no Seller has granted a currently effective power of attorney or proxy to any Person with respect to all or any part of the Shares and (y) no Seller Party is a party to or bound by any agreement, undertaking or commitment to sell, exchange or purchase any equity interests in the Company.

5.3. Enforceability; Authority. This Agreement constitutes the legal, valid and binding obligation of each Seller Party, enforceable against such Seller Party in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability (the “General Enforceability Exceptions”). Upon the execution and delivery of each other agreement to be executed or delivered by a Seller Party at the Closing (collectively, the “Seller Party Closing Documents”), each of the Seller Party Closing Documents will constitute the legal, valid and binding obligation of such Seller Party, enforceable against such Seller Party in accordance with its terms, except as the enforceability thereof may be limited by the General Enforceability Exceptions. Each Seller Party has the requisite right, power and authority to execute and deliver this Agreement and the Seller Party Closing Documents to which it is a party and to perform its obligations under this Agreement and the Seller Party Closing Documents to which it is a party, and such action by such Seller Party has been duly authorized by all necessary action by such Seller Party.

5.4. Conflict. Neither the execution and delivery of this Agreement nor the consummation or performance of the transactions contemplated hereunder will, directly or indirectly (with or without notice or lapse of time): (i) breach of any Legal Requirement or any Order to which any Seller Party may be subject; (ii) result in the imposition or creation of any Encumbrance upon or with respect to the Shares; (iv) contravene, conflict with or result in a violation or breach of any Contract of any Seller Party; or (v) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any Seller Party that otherwise relates to the Shares or the Business.

5.5. Consents. Except as set forth on Schedule 5.5, no Seller Party is required to give any notice to or obtain any Consent from any Person in connection with such Seller Party’s execution and delivery of this Agreement or any of the Seller Party Closing Documents or the consummation or performance of the transactions contemplated hereby.

5.6. Legal Proceedings. There is no pending or, to the Knowledge of any Seller Party, threatened Proceeding by or against such Seller Party (i) that relates to or may affect the Business or the Shares; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby.

5.7. Brokers or Finders. None of the Seller Parties has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Shares or the transactions contemplated hereby.

5.8. Improper Conduct. No Seller Party has at any time made or received any bribe, kickback or other illegal payment or engaged in any other illegal or improper conduct that has led to any fine, penalty, sanction or liability.

5.9. Disclosure. No representation or warranty or other statement made by any Seller Party in this Agreement, the Exhibits or the Schedules contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. To the Knowledge of any Seller Party, there is no fact (other than general economic or industry conditions) that may materially adversely affect any Seller’s Shares or its ability to transfer to Buyer good and marketable title thereto.

6. Representations and Warranties Pertaining to the Company. Seller Parties and the Company, jointly and severally, represent and warrant to Buyer, as of the date hereof and as of the Closing Date, as follows:

6.1. Organization and Good Standing. The Company is a trust company duly organized, validly existing and currently subsisting under the laws of the Commonwealth of Pennsylvania. The Company has full power and authority to conduct its business as it is now being conducted, and to own or use the properties and assets that it purports to own or use. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification except where such failure to be so qualified and in good standing would not result in a Material Adverse Change. The Company has no Subsidiaries and does not own any shares of capital stock, or other ownership interests in, any other Person.

6.2. Enforceability; Authority; No Conflict.

(a) This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by the General Enforceability Exceptions. The Company has the requisite right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and such action has been duly authorized by all necessary action by the Company.

(b) Except as set forth on Schedule 6.2, neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) breach (A) any provision of any of the Governing Documents of the Company or (B) any resolution adopted by the directors or shareholders of the Company; (ii) breach any Legal Requirement or any Order to which the Company, or any of the Assets, may be subject; (iii) contravene, conflict with or result in a violation or breach of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Assets or to the Business; (iv) breach any provision of, require the Consent of any Person party to, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Company Contract; or (vi) result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets.

(c) Except as set forth on Schedule 6.2, the Company is not required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated hereby.

6.3. Capitalization. The authorized capital stock of the Company consists of 1,000 common shares, par value $200.00 per share. The Shares constitute all of the issued and outstanding shares of capital stock of the Company. All of the Shares were duly authorized, validly issued, and are outstanding, fully paid, and non-assessable. Except for the Shares or as otherwise set forth on Schedule 6.3, there are no: (a) outstanding securities convertible or exchangeable into shares of capital stock of the Company; (b) options, warrants, calls, subscriptions, powers of attorney or other rights, agreements, undertakings or commitments obligating the Company to issue, transfer, sell, exchange or purchase any shares of capital stock of the Company; or (c) voting trusts or other agreements or understandings to which the Company is a party or by which the Company is bound with respect to the voting, transfer, or other disposition of its shares of capital stock. None of the Shares has been issued in violation of any preemptive rights of any security holder of the Company or in violation of the Securities Act, applicable state securities laws or other Legal Requirements.

6.4. Financial Statements. Attached hereto as Schedule 6.4 is: (a) a reviewed balance sheet of the Company as of December 31, 2010, and the related statement of income and statement of cash flows for the calendar year then ended (the “Annual Financial Statements”), and (b) an internally-prepared balance sheet of the Company as of December 31, 2011, and the related statement of income and statement of cash flows for the 12-month period then ended (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements fairly and accurately present in all material respects the financial condition, the results of operations, and cash flows of the Company at the respective dates of and for the periods referred to in such Financial Statements, all in accordance with GAAP (subject to normal year-end adjustments and except that those unaudited interim financial statements need not contain footnote disclosures required by GAAP). The Financial Statements referred to in this Section 6.4 reflect the consistent application of such accounting principles in all material respects throughout the periods involved, except as disclosed in the notes to such Financial Statements. The Financial Statements have been prepared from and are in accordance with the accounting Records of the Company.

6.5. Books and Records. The books of account and other financial Records of the Company, all of which have been made available to Buyer and its Representatives, are complete and correct in all material respects and represent actual, bona fide transactions and have been maintained in accordance with sound business practices and applicable Legal

Requirements, including the maintenance of an adequate system of internal controls. Other than with respect to the minutes for the meeting of the Company’s board of directors held on January 11, 2012, the minute books of the Company, all of which have been made available to Buyer, contain accurate and complete Records of all meetings held, and trust company actions taken, by the directors and shareholders of the Company, and no meeting of any such directors or shareholders has been held for which minutes have not been prepared or are not contained in such minute books.

6.6. Sufficiency of Assets. The Assets (a) constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by the Company and (b) include all of the assets of the Company.

6.7. Real Property. The Company does not own any Real Property. Except as set forth on Schedule 6.7, the Company does not have any option or rights to acquire any Real Property. Schedule 6.7 sets forth a true, correct and complete list and description (and the Company has provided to Buyer true and complete copies) of each lease for Real Property to which the Company is party (as lessor/sublessor or lessee/sublessee) (the “Real Property Leases”) and all material oral or written licenses, permits, certificates, authorizations, contracts and other agreements relating thereto, any security deposits paid thereunder, outstanding rental concessions or abatements, any renewal or cancellation rights, and the terms thereof. The Company has a valid leasehold interest in and the right to quiet enjoyment of the Facilities. The Company does not owe any brokerage commissions with respect to any of the Facilities. The Company is not in default under the Real Property Leases and no Consent of, nor payment to, any Person is needed for any of the Real Property Leases to continue to be in full force and effect upon consummation of the transactions contemplated by this Agreement. To the Knowledge of Seller Parties, no other party to a Real Property Lease is in default under such lease. The Real Property Leases are in full force and effect and will continue to be in full force and effect in accordance with the terms thereof upon consummation of the transactions contemplated hereby.

6.8. Title To Assets; Encumbrances.

(a) The Company owns good and marketable title to all of the Assets free and clear of Encumbrances. At the time of Closing, all Assets shall be free and clear of all Encumbrances.

(b) Except as set forth on Schedule 6.8(b), within five (5) years prior to the date hereof, the Company has not (i) conducted business under or used any name (whether corporate or assumed) other than as set forth on Schedule 6.8(b), (ii) purchased or sold assets outside of the ordinary course of business consistent with past practice, or (iii) maintained, stored or otherwise located the Assets at any facility other than any Real Property which is the subject of any Real Property Lease set forth on Schedule 6.7.

6.9. Tangible Personal Property. Schedule 6.9 sets forth a true, complete and accurate list of all Tangible Personal Property, all of which is located on the real property subject to the Real Property Leases, setting forth with respect to each item of Tangible Personal Property on a tax basis, the costs, accumulated depreciation and date acquired. Each item of Tangible Personal Property of the Company is (or will be before the Closing Date), to the Knowledge of Seller Parties, in good repair and good operating condition, ordinary wear and tear excepted, is suitable for immediate use in the ordinary course of business consistent with past practice and is free from latent and patent defects. No such Tangible Personal Property is in need of repair or replacement other than as part of routine maintenance in the ordinary course of business consistent with past practice. Except as disclosed in Schedule 6.9, all Tangible Personal Property used in the Business is in the possession of the Company.

6.10. Accounts Receivable. Schedule 6.10 contains a complete and accurate list of all Accounts Receivable, if any, as of the date of this Agreement, which list sets forth the aging of each such Account Receivable. All such Accounts Receivable (including those arising after the date hereof through and including the Closing Date) arose or will arise from services performed in the ordinary course of business consistent with past practice, and will be collectible in full within ninety (90) days of issuance (and not subject to any setoff or counterclaim), subject only to the reserve for bad debts set forth on the face of the Interim Balance Sheet as adjusted for operations and transactions through the Closing Date in accordance with past custom and practice of the Company; provided, however, that the foregoing shall not be construed as a guarantee of collectability.

6.11. Powers of Attorney. Except as set forth on Schedule 5.2(b), there are no powers of attorney executed on behalf of the Company that remain presently in effect.

6.12. No Undisclosed Liabilities. The Company has no Liabilities except for (i) Liabilities reflected or reserved against in the Interim Financial Statements or the notes thereto, (ii) Liabilities reflected in the Schedules or (iii) Liabilities incurred in the ordinary course of business consistent with past practice of the Company since the date of the Interim Financial Statements.

6.13. Taxes. Except as set forth on Schedule 6.13:

(a) All material Tax Returns required to have been filed by the Company (or on behalf of the Company by the BPFH Affiliated Group, for each taxable period during which the Company was a member of the BPFH Affiliated Group) have been filed. All material Taxes due and owing by the Company, whether or not shown on any Tax Return, have been paid. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by a Governmental Body in a jurisdiction where the Company does not file a Tax Return that it is or may be subject to taxation by that jurisdiction. The Company is not responsible for the Taxes of any other Person as a transferee or successor by Contract or otherwise (including, without limitation, pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of federal, state or foreign law), except with respect to Taxes of other members of the BPFH Affiliated Group.

(b) The Company has (i) withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party, and (ii) furnished or been furnished properly completed and valid exemption certificates for all exempt transactions (including, without limitation, transactions treated as exempt from sales, use, value added, ad valorem, transfer or other similar Taxes).

(c) No assessments or deficiency for Taxes has been proposed, asserted or assessed in writing by any Governmental Body against the Company which remains unpaid or unresolved. To the Knowledge of Seller Parties and Knowledge of the members of the BPFH Affiliated Group, no audit, examination or other administrative or judicial proceeding with respect to the Taxes or Tax Returns of the Company is presently in progress or pending. None of the Company, the BPFH Affiliated Group, the Seller Parties, or any shareholder, director or officer of the Company or the BPFH Affiliated Group have received from any foreign, federal, state or local Taxing Authority (including jurisdictions where the Company and/or the BPFH Affiliated Group has not filed Tax Returns) any written (i) notice indicating an intent to open or commence an audit, examination or other administrative or judicial proceeding or other review or investigation with respect to Tax matters; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing Authority against the Company.

(d) The United States federal and state income Tax Returns of the Company have been audited by the IRS or relevant Taxing Authorities or are closed by the applicable statute of limitations for all taxable years through February 1, 2008. The Company has delivered to Buyer correct and complete copies of any examination reports and statements of deficiencies assessed against or agreed to by the Company. Schedule 6.13: (i) lists all federal, state, local and foreign Tax Returns filed by the Company (or on behalf of the Company by the BPFH Affiliated Group) for taxable periods ending on or after February 1, 2008; (ii) indicates those Tax Returns that have been audited; (iii) indicates those Tax Returns with respect to which audits have been closed; and (iv) indicates those Tax Returns that currently are the subject of an audit. The Company has not participated (and will not participate prior to the Closing Date) in or cooperated with an international boycott within the meaning of Section 999 of the Code since February 1, 2008.

(e) The issued and outstanding shares of capital stock of the Company possessed by BPPA comprises (i) at least 80 percent of the total voting power of the stock of the Company, and (ii) has a value equal to at least 80 percent of the total value of the stock of the Company.

(f) There are no agreements, waivers or extensions of any statute of limitations currently in effect with respect to a Tax Return or Tax assessment or deficiency of the Company.

(g) There are no liens for Taxes upon the assets of the Company, except for Permitted Encumbrances, and the Company has not received any written notice that any Governmental Body is in the process of imposing any lien for Taxes on the assets of the Company. The Company has fully accrued or reserved in the Financial Statements all Taxes for any periods on or prior to the Closing Date that are not yet due and payable as of the Closing Date and has made adequate provision in the Financial Statements for all current Taxes and assessments for which the Company is or may be held liable. The unpaid Taxes of the Company

(i) do not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the December 31, 2011 balance sheet of the Company included in the Financial Statements and (ii) do not exceed the reserve as adjusted for the passage of time through the Closing Date in accordance with the past customs and practice of the Company in filing its Tax Returns. Since December 31, 2011, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as the term is used in GAAP, outside the ordinary course of business consistent with past practice of the Company.

(h) For taxable periods ending on or after February 1, 2008, the Company has not participated a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), a “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Treasury Regulations thereunder, or any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder, nor has the Company acted as a material adviser within the meaning of Code Section 6111.

(i) Except as set forth on Schedule 6.13, the Company is not a party to any Tax allocation or sharing agreement (including any indemnity arrangement) or similar agreement or arrangement. The Company has never been a member of an affiliated group (as defined in Section 1504(a) of the Code) filing a consolidated federal income Tax Return other than the BPFH Affiliated Group. The BPFH Affiliated Group will file a consolidated federal income Tax Return with the Company for the taxable period that includes the Closing Date.

(j) The Company is not a party to any Contract or plan covering any current or former employee, director, officer, stockholder or independent contractor of the Company that, individually or collectively, would reasonably give rise to (i) any “excess parachute payment” within the meaning of Sections 280G of the Code, (ii) the payment of any amount or benefit that would not be deductible pursuant to the terms of Sections 162, 280G, or 404 of the Code in connection with the transactions contemplated by this Agreement, or (iii) any amount constituting noncompliant nonqualified deferred compensation under Section 409A of the Code.

(k) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. No Seller Party is a “foreign person” (as that term is defined in Section 1445 of the Code) and each Seller Party shall furnish to Buyer on or before the Closing Date certification of such Seller Party’s non-foreign status, as set forth in Treasury Regulations Section 1.1445-2(b).

(l) No closing agreements (within the meaning of Section 7121 of the Code or any comparable agreement under applicable Tax law), private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by a Taxing Authority with or in respect of the Company since February 1, 2008.

(m) The Company has not distributed stock of another Person, nor has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code since February 1, 2008.

(n) The Company will not be required to include any item of income in or exclude any item of deduction from, taxable income for any period ending after the Closing Date as a result of any (i) written and legally binding agreement with a Taxing Authority relating to Taxes, (ii) installment sale or open transaction or intercompany transaction made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, or (iv) change in accounting method for any taxable period beginning on or before the Closing Date.

(o) None of the assets of the Company directly or indirectly, secures any debt the interest on which is tax exempt under Section 103(a) of the Code. The Company does not presently hold assets for which an election under Section 108(b)(5) of the Code was made. None of the assets of the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(p) The Company is not a party to any joint venture, partnership, or other arrangement or Contract which could be treated as a partnership for federal income tax purposes. The Company is not and never has been a “personal holding company” as defined in Section 542 of the Code since February 1, 2008.

(q) Notwithstanding any other provision of this Agreement, the Company makes no representations or warranties with respect to Taxes or Tax matters other than those set forth in this Section 6.13, Section 6.15 or Section 12 of this Agreement.

6.14. No Material Adverse Change. Since December 31, 2011, there has not been any Material Adverse Change, and, other than the fact that Buyer may elect to terminate the employment of some or all of the current employees of the Company on or after the Closing Date, to the Knowledge of the Seller Parties, no event has occurred or circumstance currently exists that could reasonably be expected to result in a Material Adverse Change.

6.15. Employees; Employee Benefit Plans.

(a) Schedule 6.15(a) contains a complete and accurate list of the following information for each employee or independent contractor of the Company, including each employee on leave of absence or layoff status: name; job title; date of commencement of employment or engagement; employment classification (i.e., employee or independent contractor); current compensation paid or payable and any change in compensation since December 31, 2010; sick leave, vacation leave and all other paid leave that is accrued but unused; and service credited for purposes of vesting and eligibility to participate under any Employee Benefit Plan, or any other employee or director benefit plan.

(b) To the Knowledge of the Seller Parties, each officer, director, employee and independent contractor of the Company has obtained and holds all Governmental Authorizations required in order for such individual to lawfully provide the services to the

Company required of his or her position. Schedule 6.15(b) sets forth a list of the Persons who have executed an employment agreement and/or non-competition agreement with the Company, and a copy of all such agreements have been provided to Buyer. No employee is currently bound by a non-competition covenant with a third party restricting such employee from providing any investment advisory services in general or with regard to any Client or potential Client.

(c) The Company has obtained a completed form I-9 from each employee of the Company. To the Knowledge of the Seller Parties, no employee of the Company is unauthorized to work in the United States.

(d) A complete and accurate list of the Employee Benefit Plans maintained by the Company, either as a plan sponsor or as a participating employer, or to which the Company contributes, contributed or has or had an obligation to contribute on behalf of any employees of the Company currently or within the past five (5) years currently or within the past five (5) years (“Company’s Employee Benefit Plans”), is set forth on Schedule 6.15(d). The Company has not proposed any new Employee Benefit Plans nor has it proposed any amendments or modifications to its current Company’s Employee Benefit Plans. The Company’s Employee Benefit Plans have been operated and administered in all material respects in accordance with their provisions and applicable Legal Requirements, including but not limited to ERISA and the Code and each of the Employee Benefit Plans which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be “qualified” under Section 401(a) of the Code has received a favorable determination letter from the IRS with respect to such qualification. There are no pending or, to the Knowledge of the Seller Parties, threatened or anticipated claims, audits or investigations (other than routine claims for benefits) by, on behalf of, relating to or against any of the Company’s Employee Benefit Plans or any trusts related thereto.

(e) No Liabilities exist or are reasonably expected to exist under any of the Company’s Employee Benefit Plans that, individually or in the aggregate, would result in a Material Adverse Change.

(f) Except as set forth on Schedule 6.15(b), the Company has not entered into any individual agreement or otherwise made any individual commitment to any employee with respect to continued benefits or employment by the Company or Buyer.

(g) Except as set forth on Schedule 6.15(b), or as otherwise provided in this Agreement, upon termination of the employment of any of the employees of the Company or the transactions contemplated by this Agreement, neither the Company nor the Buyer will by reason of any individual agreement or Company’s Employee Benefit Plan entered into, or, to the Knowledge of the Seller Parties, promised prior to the Closing Date be liable to any of the Company’s employees for severance pay or any other payments.

(h) The Company is in compliance with all Legal Requirements respecting its employment and employment practices, terms and conditions of employment, human rights practices, workers’ compensation practices, occupational health and safety practices, and pay and employment equity practices. All amounts due or accrued for all salary, wages, bonuses, paid leave (including, without limitation, vacation leave and sick leave), pension benefits and other employee benefits with respect to the employees of the Company, if any, are duly reflected in the Company’s Records. All premiums, contributions, levies, assessments and penalties under any legislation relating to employment including, without limitation, any workers’ compensation, pension or unemployment insurance legislation, in respect of the employees of the Company, if any, are fully paid or are reflected in the Records of the Company.

(i) None of the Company’s Employee Benefit Plans, or any trusts created thereunder, have engaged in a non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which would subject the Company to any material liability as a result of any prohibited transactions imposed by Section 4975 of the Code or Title I of ERISA.

(j) With respect to the Company’s Employee Benefit Plans, including, but not limited to, the Davidson Investment Counselors 401(k) Profit Sharing Plan, the Company has made available to Buyer true and complete copies of: (i) any and all plan texts and agreements (including, but not limited to, trust agreements, insurance contracts and investment management agreements); (ii) any and all material employee communications (including any relating to summary plan descriptions and material modifications thereto); (iii) the two most recent Forms 5500 filed with the IRS for each plan for which a Form 5500 was required to be filed with the IRS and any other form or filing required to be submitted to any Governmental Body with regard to any such Employee Benefit Plans; (iv) the most recent annual and periodic accounting of plan assets, if applicable; (v) the most recent determination letter received from the IRS, if applicable; and (vi) in the case of any unfunded or self-insured plan or arrangement, an estimate of accrued and anticipated liabilities of the Company thereunder.

(k) With respect to each of the Company’s Employee Benefit Plans that provides welfare benefits of the type described in Section 3(1) of ERISA, the Company does not have any liability with respect to any such plan that provides medical or death benefits with respect to current or former employees or directors of the Company beyond their termination of employment, other than coverage mandated by Sections 601-608 of ERISA or 4980B(f) of the Code; (ii) each such plan has been administered in compliance with Sections 601-609 of ERISA and 4980B(f) of the Code or applicable state law.

(l) Neither the Company nor any ERISA Affiliate is a participant in, or obligated to contribute to, any “multiemployer plan” as defined in Section 3(37) of ERISA, has not maintained or become a participating employer with respect to a single employer plan subject to Title IV of ERISA and has maintained or become a participating employer with respect to a single employer plan subject to Title IV or ERISA, and has not maintained, participated in or been obligated to contribute to any such plan since February 1, 2008.

(m) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of the Company to severance pay, (ii) accelerate the time of payment or vesting under any of the Company’s Employee Benefit Plans, or (iii) increase the amount of compensation or benefits due to any current or former employee of the Company.

(n) The Company has not violated the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Legal Requirement.

(o) While employed by the Company no employee has been, and prior to being employed by the Company, to the Knowledge of the Seller Parties, no employee has been, the subject of any governmental proceeding, investigation or inquiry involving the SEC or any other Governmental Body having jurisdiction over the business activities of any employee or the Company and, during the past ten years, no employee has been indicted or convicted of any felony. No employee has been the subject of any order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining any employee from, or otherwise limiting, the following activities: (i) acting as an investment adviser, underwriter, broker or dealer in securities, or engaging in or continuing any conduct or practice in connection with such activity, (ii) engaging in any type of business practice, or (iii) engaging in any activity in connection with the purchase or sale of any security or in connection with any violation of securities laws. For purposes of this Section, the term “employee” shall include all officers and portfolio managers of the Company.

6.16. Labor Disputes. (a) The Company has not been, and is not now, a party to any collective bargaining agreement or other labor contract; and (b) there is not pending or, to the Knowledge of Seller Parties, threatened against or affecting the Company any Proceeding relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed with the National Labor Relations Board or any comparable Governmental Body, and there is no organizational activity or other labor dispute against or affecting the Company or the Facilities.

6.17. Compliance With Legal Requirements; Governmental Authorizations.

(a) Except as set forth on Schedule 6.17, the operation of the Business, the conduct of the Business as and where such business has been conducted, the hiring, terminating, compensating and otherwise managing or dealing with employees, and the ownership, possession and use of the Assets used in or for the Business, fully comply and have fully complied with all Legal Requirements applicable to the Company, its operations, the Business and the Assets. Except as set forth on Schedule 6.17, the Company has obtained all Governmental Authorizations required for the lawful operation of the Business as and where such Business is presently conducted, including the continued operation of the Business under new ownership in substantially the same manner as it was conducted immediately prior to the Closing Date. All Governmental Authorizations relating to the Business (whether held by the Company, its officers or other employees) are identified on Schedule 6.17.

(b) Except as set forth on Schedule 6.17, all such Governmental Authorizations are in full force and effect, no violations are or have been recorded in respect of any Governmental Authorization and no Proceeding is pending or, to the Knowledge of Seller Parties, threatened to enforce, revoke, terminate or limit any Governmental Authorization. Except as set forth on Schedule 6.17, the Company is in compliance with and not in default, and has not received any notice of any claim of default, with respect to any such Governmental Authorization or of any notice of any other claim or Proceeding (or threatened Proceeding) relating to any such Governmental Authorization. Except as set forth on Schedule 6.17, all such

Governmental Authorizations shall survive a change in ownership of the Company without the Consent of any Person and shall remain in full force and effect immediately following the Closing.

(c) As of the date of this Agreement, the Company is not required to and has not registered as an investment adviser under the Advisers Act or pursuant to any state Legal Requirement and, as of the Closing Date, the Company will not be required to register as an investment adviser under the Advisers Act, or pursuant to any state Legal Requirement.

6.18. Proceedings and Judgments. (a) No Proceeding against the Seller Parties, the Company, the Business, the Assets or any of the Company’s directors or officers is currently pending or, to the Knowledge of Seller Parties, threatened and (b) no Judgment against the Seller Parties, the Company, the Business, the Assets or, to the Knowledge of Seller Parties, any of the Company’s directors or officers is currently outstanding.

6.19. Absence of Certain Changes And Events. Except as set forth on Schedule 6.19, since December 31, 2010, the Company has conducted the Business only in the ordinary course of business consistent with past practice and there has not been any:

(a) amendment to any of the Governing Documents of the Company;

(b) payment or increase (except in the ordinary course of business consistent with past practice) by the Company of any bonuses, salaries or other compensation to any shareholder, director, officer or employee or entry into any employment, severance or similar Contract with any director, officer or employee;

(c) adoption of, amendment to or increase in the payments to or benefits under, any Employee Benefit Plan;

(d) material damage to or destruction or loss of any Asset, whether or not covered by insurance;

(e) sale, lease or other disposition of any Asset of the Company (including the Intellectual Property) or the creation of any Encumbrance on any Asset;

(f) cancellation or waiver of any claims or rights with a value to the Company in excess of $50,000 individually, or $100,000 in the aggregate;

(g) change in the accounting methods used by the Company; or

(h) Contract by the Company to do any of the foregoing.

6.20. Contracts; No Defaults.

(a) Schedule 6.20(a) sets forth a true and correct list of all of the Contracts to which the Company is a party or is bound, except those Contracts that involve the provision of goods or services to the Company in exchange for payment by the Company of less than $10,000 per annum (the “Company Contracts”). A description of each oral Company Contract is included on Schedule 6.20(a), and, except as otherwise indicated on Schedule 6.20(a), copies of each written Contract have been made available to Buyer.

(b) All of the Company Contracts are in full force and effect and neither the Company nor, to the Knowledge of Seller Parties, any other party to any such Company Contract is in default thereunder, nor, to the Knowledge of Seller Parties, is there any condition or basis for any claim of a default by any party thereto or event which, with notice, lapse of time or both, would constitute such a default thereunder. To the Knowledge of Seller Parties, no party to any Company Contract has threatened to terminate or change the terms of its Company Contract following the Closing.

6.20A. ERISA Clients.

(a) The accounts of each Client that is subject to Title I of ERISA have been managed by the Company, in all material respects, in compliance with the applicable requirements of ERISA, and the consummation of the transactions contemplated hereby will not, by itself, result in a violation of Section 406 of ERISA or subject the Company or Buyer to any liability under Section 406 of ERISA or Section 4975 of the Code. The accounts of each Client that is an employee benefit plan or retirement plan that is not subject to ERISA (such as IRAs, Keogh plans, governmental plans and church plans) have been managed by the Company such that the Company in the exercise of such management is, in all material respects, in compliance with the applicable requirements of any and all applicable Legal Requirements which govern plan fiduciaries or which are otherwise similar to ERISA.

(b) The Company is not precluded from serving in a capacity described in Section 411(a)(1), (2) or (3) of ERISA by virtue of Section 411 of ERISA. The Company does not sponsor, and has not sponsored in the past, any master or prototype plans, individual retirement accounts or similar retirement programs.

(c) Sellers and their Affiliates have not exercised discretion or otherwise provided investment advice with respect to the selection or retention of the Company by any Client that is subject to Title I of ERISA.

(d) The Company has not engaged in any prohibited transactions described in Section 406 of ERISA or Section 4975 of the Code involving the assets of Clients’ accounts subject to ERISA or Section 4975 of the Code other than those that are exempt pursuant to a statutory, class or individual prohibited transaction exemption.

(e) There are no actions, suits or claims pending against the Company that allege that the Company has breached its fiduciary obligations under ERISA or applicable Legal Requirement to a Client’s account, and, to the Knowledge of the Seller Parties, there are no such actions, suits or claims threatened in writing, arising out of, or in connection with, the management of the assets of any such account.

(f) The Company is not currently under examination by the IRS or the U.S. Department of Labor in connection with the management of the assets of any Client’s account that is subject to Title I of ERISA or Section 4975 of the Code. The Company has not received written notice of any pending examination by the IRS or U.S. Department of Labor regarding the management of the assets of any Client’s account.

(g) The Company has not been found by a federal or state court to have breached its fiduciary obligations to a Client’s account under ERISA or under applicable state, local or foreign laws that govern plan fiduciaries. The Company has not been assessed any civil penalties by the U.S. Department of Labor under Section 502(1) of ERISA with respect to the management of the assets of any Client’s account.

6.20B. Regulatory Compliance.

(a) The Company has, or has caused to be, prepared, filed, distributed and otherwise used all advertisements, sales literature and marketing materials relating to its wealth management business in compliance with the Legal Requirements of any and all applicable Governmental Bodies, including the investment advisory, financial planning and/or portfolio management services that the Company has provided.

(b) In performing its investment advisory, financial planning, and portfolio management services, neither the Company nor any of its employees has taken any action(s) or performed any service(s) that would require the Company to be regulated by or registered under the broker-dealer rules or regulations of any Governmental Body.

6.20C. Investment Performance. The Company has provided to the Buyer all quarterly investment performance information since January 1, 2008. Schedule 6.20C sets forth a copy of the Company’s independent verification report for the period ending December 31, 2010. Since December 31, 2010, all investment performance information has been calculated and presented to clients in accordance with applicable Legal Requirements.

6.21. Insurance. Schedule 6.21 sets forth an accurate and complete list and description (including, without limitation, the type of policy, the risks insured, the Persons insured, the amounts of coverages and the names of the issuing insurers) of all insurance policies currently owned or maintained by the Company (excluding insurance policies that constitute Employee Benefit Plans) (the “Insurance Policies”) in connection with or for the benefit of the Business and all liability Insurance Policies owned or maintained by the Company or any of its respective predecessors at any time since February 1, 2008 in connection with or for the benefit of the Business. The Company has made available to Buyer copies of all of the Insurance Policies listed on Schedule 6.21. Except as set forth on Schedule 6.21, all such Insurance Policies are or were on a “claims made” basis. All premiums due to date under such Insurance Policies have been paid and no default by the Company exists thereunder. The Company has not received any notice of cancellation with respect to any such current Insurance Policy, and there is no basis for the insurer thereunder to terminate any such current Insurance Policy. Each such Insurance Policy is or was in full force and effect during the period(s) of coverage indicated on Schedule 6.21. With regard to the change in control of the Company that will occur upon sale of the Shares pursuant to this Agreement, no notice to, or Consent from, any insurer is required under any of the Insurance Policies. Except as described on Schedule 6.21, there are no claims that are pending under any of the Insurance Policies described on Schedule 6.21 with respect to the Company. With respect to the Company, (i) no insurer has made any “reservation of rights” or refused to cover all or any portion of any pending claims and (ii) no party to any Insurance Policy has repudiated any provision thereof. The Company is not a named or additional insured under any insurance policy other than the Insurance Policies.

6.22. Environmental Matters. To the Knowledge of Seller Parties, there has been no violation or Liability with respect to an Environmental Law in connection with the Facilities.

6.23. Intellectual Property.

(a) The Company owns and has good and marketable title to, or possesses full, legally enforceable rights to use, free and clear of any and all Encumbrances, all Intellectual Property used by the Company in the Business as currently conducted or as proposed to be conducted by the Company. The Intellectual Property owned by or legally licensed to and used by the Company collectively constitutes all of the Intellectual Property necessary to enable the Company to conduct the Business as presently conducted or proposed to be conducted. No current or former officer, director, shareholder, employee, consultant or independent contractor of the Company, and, with respect only to Intellectual Property owned by the Company, no Person, has any right, claim or interest in or with respect to any Intellectual Property owned, developed for, under development for, held for use in, or used in the Business.

(b) Schedule 6.23(b) lists all Patents and Patent Applications and all registered Trademarks (including, without limitation, Internet domain name registrations), and Trademark applications and all registered Copyrights and Copyright applications, including the jurisdictions in which each such Intellectual Property has been issued or registered or in which any such application for such issuance and registration has been filed. All Patents, registered Trademarks (including, without limitation, Internet domain name registrations), registered service marks and registered Copyrights held by or registered in the name of the Company are valid, in good standing, and subsisting. The Company is not infringing, violating, interfering with, misappropriating or making unlawful use of, nor has the Company received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, violation, interference, misappropriation or unlawful use of any proprietary asset owned or used by any Person.

6.24. Assets Under Management. Schedule 6.24 sets forth a true and correct list of all Client accounts, specifying, as of the Baseline Date, the name of each Client, the aggregate amount of assets under management for such Client, the aggregate amount of fees paid to the Company by such Client during calendar year 2011, and the country of citizenship of such Client.

6.25. Related Party Transactions. Except as set forth on Schedule 6.25, no Related Person of any Seller Party or the Company has (a) borrowed money from or loaned money to the Company, (b) any contractual or other claims of any kind against the Company, (c) any interest in any assets used by the Company or (d) engaged in any other transactions with the Company.

6.26. Bank Accounts. Schedule 6.26 sets forth a true, complete and accurate list of all banking and safe deposit box arrangements of the Company, specifying the bank, type of account and the names of all Persons authorized to draw against or have access thereto (including, without limitation, all authorized signatories).

6.27. Indebtedness; Guarantees. Schedule 6.27 sets forth a true, complete and accurate listing of all indebtedness of the Company for borrowed money, whether or not evidenced by notes, debentures, bonds or similar instruments. Except as set forth on Schedule 6.27, the Company is not a guarantor with respect to the indebtedness of any other Person.

6.28. Trust Business; Administration of Fiduciary Accounts. The Company (a) has been duly appointed to all fiduciary or representative capacities it holds with respect to the Trust Business and all such appointments are currently in effect and (b) has obtained all Governmental Authorizations necessary for the conduct of its Trust Business. The Company has properly administered all Client accounts for which it acts as a fiduciary, including, without limitation, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor, in accordance with the terms of the governing documents and applicable Legal Requirements. Neither the Company nor, to the Knowledge of Seller Parties, any of its directors, officers or employees has committed any breach of trust with respect to any such Client account or the records for any such Client account.

6.29. Improper Conduct. To the Knowledge of Seller Parties, none of the Company’s officers, directors, shareholders, employees or independent contractors, has at any time made or received any bribe, kickback or other illegal payment or engaged in any other illegal or improper conduct that has led to any fine, penalty, sanction or liability. To the Knowledge of Seller Parties, there is no actual or proposed disciplinary action by any Governmental Body against any of the Company’s officers, directors, shareholders, employees or independent contractors.

6.30. Brokers or Finders. The Company has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Shares or the transactions contemplated hereby.

6.31. Disclosure. No representation or warranty or other statement made by the Company in this Agreement, the Exhibits or the Schedules contains any untrue statement or omits to state a material fact necessary to make any such warranty or statement, in light of the circumstances in which it was made, not misleading.

7. Representations and Warranties of Buyer. Buyer represents and warrants to Seller Parties, as of the date hereof and as of the Closing Date, as follows:

7.1. Investment Intent. The Shares are being purchased for Buyer’s own account and not with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act and the rules and regulations promulgated thereunder.

7.2. Organization And Good Standing. Buyer is a corporation duly organized, validly existing and presently subsisting under the laws of the Commonwealth of Pennsylvania, with full power and authority to conduct its business as it is now conducted. Buyer is duly qualified to do business, and is in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a material adverse effect on Buyer.

7.3. Enforceability; Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as the enforceability thereof may be limited by the General Enforceability Exceptions. Upon the execution and delivery by Buyer of each other agreement to be executed or delivered by Buyer at Closing (collectively, the “Buyer Closing Documents”), each of the Buyer Closing Documents will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms, except as the enforceability thereof may be limited by the General Enforceability Exceptions. Buyer has the requisite right, power and authority to execute and deliver this Agreement and the Buyer Closing Documents and to perform its obligations under this Agreement and the Buyer Closing Documents, and such action has been duly authorized by all necessary corporate action.

(b) Neither the execution and delivery of this Agreement by Buyer nor the consummation or performance of any of the transactions contemplated hereby by Buyer will breach or otherwise give any Person the right to prevent, delay or otherwise interfere with any of the transactions contemplated hereby pursuant to: (i) any provision of Buyer’s Governing Documents; (ii) any resolution adopted by the board of directors or the shareholders of Buyer; or (iii) any Contract to which Buyer is a party or by which Buyer may be bound.

7.4. Sufficient Funds. Buyer has sufficient funds currently available, and at the Closing, the Six-Month Payment Date, the Twelve-Month Payment Date and the Eighteen-Month Payment Date, as applicable, will have sufficient funds available, to deliver the Purchase Price in accordance with Section 3 and to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement.

7.5. Certain Proceedings. There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated hereby. To the Knowledge of Buyer, no such Proceeding has been threatened.

7.6. Brokers Or Finders. Neither Buyer nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the transactions contemplated hereby.

8. Covenants and Other Agreements of Seller Parties and the Company.

8.1. Advice of Changes. Seller Parties and the Company will promptly notify Buyer in writing of (a) any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Seller Parties or the Company contained in this Agreement, if made on or as of the date of that event or the Closing Date, untrue or inaccurate in any material respect and (b) any Material Adverse Change. Seller Parties shall also have the obligation until the Closing Date to amend or supplement the Schedules attached to this Agreement with respect to any matter hereafter arising that, if existing as of the date of this Agreement, would have been required to be set forth or described in such Schedules. However, it is understood by the Parties that the foregoing will not be deemed to satisfy any condition to Buyer’s obligation to close hereunder (including the conditions that no Material Adverse Change has occurred and that the representations and warranties continue to be true and correct on and as of the Closing Date).

8.2. Conduct of Business. During the period on and from the date of this Agreement through and including the Closing Date, the Company will conduct the Business in the ordinary course of business consistent with past practice, protect and preserve the Assets, and maintain the Company’s relationships with its consultants, independent contractors, employees, licensors, suppliers, vendors, representatives, distributors, Clients and all others with whom it deals in the Business, all in accordance with the ordinary course of business consistent with past practice. Except as set forth on Schedule 8.2, during the period on and from the date of this Agreement through and including the Closing Date, the Company will not (and Seller Parties will not cause or permit the Company to) without the express prior written consent of Buyer (such consent not to be unreasonably withheld):

(a) mortgage, pledge or subject to any Encumbrance any of the Assets, or suffer to exist any Encumbrance on any of the Assets;

(b) sell, dispose of or license any of the Assets to any Person, except in the ordinary course of business consistent with past practice;

(c) fail to maintain the Company’s Tangible Personal Property in good working condition and repair, subject only to ordinary wear and tear;

(d) fail to pay and discharge any trade payables or other Liabilities promptly as they become due;

(e) enter into any agreement or arrangement to pay any bonus, increased salary, or special remuneration to any employee of the Company (other than amounts not in excess of normal payments made in the ordinary course of business consistent with past practice);

(f) change accounting methods or its method of management or operation whether or not relating to or affecting the Assets or the Business, except as required by GAAP;

(g) amend, terminate or waive any rights under any Contract (including the cancellation of any Accounts Receivable owed to the Company by Clients), except in the ordinary course of business consistent with past practice;

(h) waive or release any right or claim relating to any Assets, except in the ordinary course of business consistent with past practice;

(i) enter into any Contracts, agreements or other obligations or commitments, other than in the ordinary course of business consistent with past practice;

(j) fail to comply in any material respect with any Legal Requirement applicable to the Business;

(k) take any action to terminate or modify, or permit the lapse or termination of, the present Insurance Policies and coverages of the Company relating to or applicable to the Company, the Business or the Assets;

(l) incur, with respect to the Business or the Assets, any Liabilities other than Liabilities incurred in the ordinary course of business consistent with past practice;

(m) acquire any material assets or properties or make any commitment to do so, other than in the ordinary course of business consistent with past practice;

(n) make any dividend, distribution, redemption, issuance or other transaction in respect of the securities or other equity interests of the Company;

(o) change its Client pricing;

(p) incur any indebtedness for borrowed money, make any loans or advances, assume, guarantee or endorse or otherwise become responsible for the obligation of any other Person, or enter into any operating lease involving annual payments in excess of $25,000;

(q) file any Tax Return in a manner which is inconsistent with its past practices including (i) Tax elections and (ii) methods of accounting, except as required by applicable Legal Requirements;

(r) engage in any of the actions set forth in Section 6.19 above or actions which would lead to the results described in Section 6.19; or

(s) agree to do any of the things described in the preceding clauses of this Section 8.2.

8.3. No Shop. Seller Parties and the Company shall not directly or indirectly, and shall not authorize or permit any Related Person or any Representative of any Seller Party or the Company directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any acquisition proposal or take any action that could reasonably be expected to lead to an acquisition proposal for the purchase of the Assets or Shares, (ii) furnish any information regarding the Company to any Person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that could lead to such an acquisition proposal, (iii) engage in discussions or negotiations with any Person with respect to any such acquisition proposal, (iv) approve, endorse or recommend any such acquisition proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any such acquisition. Seller Parties and the Company shall promptly advise Buyer of any inquiry or third party proposal to acquire the Assets or the Shares, including the terms of the proposal and the identity of the offeror.

8.4. Access. Through the Closing Date, Seller Parties shall, and shall cause the Company to, provide to the Representatives of Buyer (including, without limitation, independent public accountants and attorneys), during normal business hours of the Company, reasonable access to the offices, properties, management, employees, consultants and business and financial records (including computer files, retrieval programs and similar documentation, and said access and information that may be reasonably necessary in connection with an environmental audit, if any, that Buyer may elect to commission) of the Company to the extent Buyer deems reasonably necessary or desirable and shall furnish to Buyer or its Representatives such additional information concerning the Company or the operations of the Company as shall be reasonably requested, including all such information as shall be reasonably necessary to enable Buyer or its Representatives to verify the accuracy of the representations and warranties contained in this Agreement, to verify that the covenants of Seller Parties contained in this Agreement have been complied with and to determine whether the conditions herein have been satisfied. Buyer agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Company and shall only be done upon prior written notice to and approval by Seller Parties, which shall not be unreasonably withheld or delayed. Any information obtained by Buyer or the Representatives of Buyer pursuant to the access contemplated in this Section 8.4 shall be subject to the confidentiality obligations contained in Section 11.3 hereof.

8.5. Tail Coverage. To the extent that any Insurance Policy is a “claims-made” policy, and an extended reporting endorsement or similar-type endorsement (“Tail Coverage”) would be required in order for the Company to have coverage with respect to periods before the Closing, then prior to Closing, Sellers shall procure such Tail Coverage, the cost and expense of which shall be shared equally by Buyer and Seller Parties.

9. Covenants and Other Agreements of Buyer.

9.1. Obtaining Governmental Authorizations. Buyer shall use commercially reasonable efforts to obtain as soon as practicable all Governmental Authorizations necessary or desirable for the consummation of the transactions contemplated by this Agreement, including, without limitation, the Governmental Authorizations set forth on Schedule 9.1.

9.2. Preservation of Business and Assets. Until the last payment is made pursuant to Section 3 on the Eighteen-Month Payment Date, Buyer shall use commercially reasonable efforts to (a) preserve the Business; (b) maintain the clients of the Business; and (c) preserve the goodwill of the Business. For avoidance of doubt, the Parties agree and acknowledge that each of the covenants set forth in this Section 9.2 shall terminate in its entirety on the Eighteen-Month Payment Date.

9.3. Records. With respect to the Records of the Company: (a) for a period of three years, or such longer period as may be required by Legal Requirements, after the Closing Date, Buyer shall not cause or permit their destruction or disposal without first offering to surrender them to BPFH; and (b) where there is a legitimate business purpose, such as financial reporting and accounting matters, the calculation of accounts of post-Closing costs and expenses, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with any disclosure obligation or the defense or prosecution of any Proceeding (except a Proceeding where BPFH or any of its Related Persons is adverse to Buyer or any of its Related Persons), any insurance claims by or governmental investigations of BPFH or in order to enable BPFH to comply with its obligations under this Agreement, Buyer shall allow BPFH and its representatives access to the Company’s Records upon reasonable notice during regular business hours.

10. Mutual Covenants.

10.1. Transfer and Retention of Client Accounts. Seller Parties and Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper, and advisable to facilitate the orderly transfer and retention of the Clients of the Business, including, but not limited to, preparing and sending marketing and informational materials to Clients explaining the sale of the Business and hosting, attending and/or speaking at individual or group meetings with Clients to discuss the sale. This covenant of Seller Parties to assist and cooperate with Buyer concerning the retention of the Business shall survive Closing until the Eighteen-Month Payment Date.

10.2. Commercially Reasonable Efforts; Cooperation. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, and advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to obtain satisfaction or waiver of the conditions precedent to the consummation of the transactions contemplated hereby, including, without limitation, (a) identifying and obtaining all of the necessary Consents from Governmental Bodies and other third parties and the making of all filings and the taking of all steps as may be necessary to obtain Consent from, or to avoid a Proceeding by, any Governmental Body or other third party and (b) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, but in no event shall “commercially reasonable efforts” be deemed to require the payment of any cash or other consideration by any Party. In the event that a Party determines that a condition to its obligation to complete the transactions contemplated hereby cannot be fulfilled and that it will not waive that condition, it will promptly notify the other Party.

11. Restrictive Covenants.

11.1. Non-BPFH Seller Parties Covenant Not to Solicit. In order to preserve for Buyer the value of the Shares and the goodwill of the Business, each Seller Party

(other than BPFH) (each such Seller Party, other than BPFH, a “Restricted Seller Party”) agrees that, for a period of three (3) years after the Closing Date, such Restricted Seller Party shall not, without the prior written consent of Buyer:

(a) directly or indirectly (i) solicit or accept business from any Person that at any time during the Restricted Period is or was a client of, or Prospective Client (as such term is defined below) contacted by, the Company, (ii) solicit, entice or induce any Person that at any time during the Restricted Period is or was a client of, or Prospective Client contacted by, the Company to become a client of any other Person, or (iii) otherwise interfere with the relationship of the Company with any such client or Prospective Client;

(b) directly or indirectly employ, attempt to employ, recruit or otherwise solicit, induce or influence any Person to leave employment with the Company; or

(c) directly or indirectly request, induce, advise, solicit or encourage any customer or supplier to withdraw, curtail, diminish, terminate, cancel or otherwise modify adversely its business relationship with the Company.

The provisions of subsections (a), (b) and (c) are intended to prohibit actions taken directly by a Restricted Seller Party or indirectly by a Restricted Seller Party through another Person, either as an owner, partner, shareholder, consultant, agent, employee, co-venturer or otherwise. For purposes of this Section 11.1, the term “Prospective Client” shall be limited to those Persons set forth on Schedule 11.1.

11.2. BPFH Covenant Not to Solicit. In order to preserve for Buyer the value of the Shares and the goodwill of the Business, and in all cases subject to Section 11.4, BPFH agrees that, for a period of three (3) years after the Closing Date, BPFH shall not, without the prior written consent of Buyer:

(a) directly or indirectly (i) solicit or accept business from any Person that is or was a client of the Company as of the date of this Agreement or as of the Closing Date, (ii) solicit, entice or induce any Person that is or was a client of the Company as of the date of this Agreement or as of the Closing Date to become a client of any other Person, or (iii) otherwise interfere with the relationship of the Company with any Person that is or was a client of the Company as of the date of this Agreement or as of the Closing Date;

(b) directly or indirectly employ, attempt to employ, recruit or otherwise solicit, induce or influence any Person to leave employment with the Company (other than by general advertisement not specifically targeted to any such Person employed by the Company); or

(c) directly or indirectly request, induce, advise, solicit or encourage any current customer or supplier of the Company to withdraw, curtail, diminish, terminate, cancel or otherwise modify adversely its business relationship with the Company.

The provisions of subsections (a), (b) and (c) are intended to prohibit actions taken directly by BPFH or indirectly by BPFH through another Person.

11.3. BPFH Covenant Not to Compete. In order to preserve for Buyer the value of the Shares and the goodwill of the Business, and in all cases subject to Section 11.4, BPFH agrees that for a period of three (3) years after the Closing Date, BPFH shall not, without the prior written consent of Buyer, directly or indirectly engage or invest in, own, manage, operate or control, participate, or render services or advice to any other business anywhere in the Restricted Area which produces any products, provides any services or engages in any activities which are competitive with the products, services or activities being produced, provided or engaged in by the Company as of the date of this Agreement.

11.4. Permitted Activities. Notwithstanding anything to the contrary contained in Sections 11.2 and 11.3, (i) BPFH may own stock in any publicly held company, provided the amount thereof shall not exceed 5% of the issued and outstanding stock of such publicly held company and (ii) KLS Professional Advisors Group, LLC, Bingham, Osborn & Scarborough, LLC, Dalton, Greiner, Hartman, Maher & Co., LLC, Anchor Capital Advisors, LLC, and Boston Private Bank & Trust Company, each a Subsidiary of BPFH (collectively, the “BPFH Affiliates”), may provide wealth advisory, investment management and banking services to any Person (whether or not any such Person is located in the Restricted Area) other than a Person that is or was a client of the Company as of the date of this Agreement or as of the Closing Date; provided, however, that nothing herein shall prohibit any BPFH Affiliate from continuing to provide any services to any Person that is a client of the Company if such BPFH Affiliate already provides services to such Person as of the date of this Agreement.

11.5. Confidentiality. Following the Closing, no Seller Party shall, directly or indirectly, use or disclose or divulge any trade secrets or other Proprietary Information of the Company, Buyer or any of its Related Persons, including information of others that such parties have agreed to keep confidential, nor any information relating to the financial terms of this transaction; provided that the foregoing restriction shall not apply to information (a) which is lawfully and independently obtained by such Seller Party from a third party without restriction as to disclosure by such Seller Party, (b) which is in the public domain or enters into the public domain through no fault of such Seller Party, or (c) such Seller Party is required to disclose by Legal Requirements, including rules and regulations promulgated by the SEC; provided, however, that such Seller Party has provided prior written notice to Buyer of such requirement and reasonably cooperates with Buyer if it seeks to obtain a protective order.

11.6. Material Inducement; Severability of Covenants. Each Seller Party acknowledges and agrees that its willingness to be bound by the Restrictive Covenants was a material inducement to Buyer’s willingness to enter into this Agreement, and that Buyer would not have entered into this Agreement but for each such Seller Party’s willingness to be bound by the Restrictive Covenants. Each Seller Party acknowledges and agrees that each Restrictive Covenant is reasonable and valid in geographical and temporal scope, subject matter and in all other respects, and is necessary to protect the legitimate business interests of Buyer. If any court determines the Restrictive Covenants, or any part thereof, are invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions, to the maximum extent permitted by applicable law. If any court determines that any Restrictive Covenant, or any part thereof, is unenforceable because of the duration or geographic scope or subject matter of such provision (or for any other reason), it is the Parties’ intention that such court shall have the power to reduce the duration or scope or subject matter of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable to the maximum extent permitted by applicable law.

11.7. Relief for Violation. Each Seller Party acknowledges that an irreparable injury will result to Buyer and/or the Company and their businesses in the event of a breach by such Seller Party of a Restrictive Covenant. Each Seller Party also acknowledges and agrees that the damages or injuries which Buyer and/or the Company may sustain as a result of a breach by such Seller Party of Section 11.1, 11.2 or 11.3 of this Agreement are difficult to ascertain and money damages alone will not be an adequate remedy to Buyer and/or the Company. Each Seller Party therefore agrees that in the event of such breach or threatened breach of Section 11.1, 11.2 or 11.3, Buyer and/or the Company shall also be entitled to obtain any equitable remedy, including any injunctive relief, necessary to prevent or restrain any violation or threatened violation of Section 11.1, 11.2 or 11.3 of this Agreement, without the necessity of posting a bond. Such relief, however, shall be cumulative and non-exclusive and shall be in addition to any other remedy to which the Parties may be entitled.

12. Tax Matters.

12.1. Indemnification for and Allocation of and Procedures Regarding Taxes.

(a) Without limiting any Seller Party’s indemnification obligations under Section 13 hereof, the Seller Parties shall be responsible for and shall jointly and severally indemnify and hold the Company and the Buyer Indemnified Persons harmless from, and shall pay to the Company and the Buyer Indemnified Persons the amount of, or reimburse the Company and the Buyer Indemnified Persons for, any Adverse Consequences arising out of, or in connection with, whether directly or indirectly (i) Taxes imposed on the Company (or any Buyer Indemnified Person as successor or transferee of the Company) or with respect to the assets or business of the Company for any taxable period ending on or prior to the Closing Date and for the portion of any Straddle Tax Period ending on the Closing Date (“Pre-Closing Tax Periods”), (ii) the obligation of Seller Parties for Taxes pursuant to Section 12.3, and (iii) Taxes (A) of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date or (B) of any Person imposed on the Company as a transferee or successor, by operation of law or pursuant to any tax sharing, tax indemnity, tax allocation or other similar agreement, which Taxes relate to either a liability existing or to an event or transaction occurring on or before the Closing Date.

(b) Without limiting any of the indemnification obligations of Buyer under Section 13 hereof, Buyer shall be responsible for and shall indemnify and hold the Seller Parties, their Representatives and their respective successors and assigns harmless from, and shall pay to the Seller Parties, their Representatives and their respective successors and assigns the amount of, or reimburse the Seller Parties, their Representatives and their respective successors and assigns for (i) Taxes imposed on the Company for any taxable period beginning after the Closing Date and for the portion of any Straddle Period beginning after the Closing

Date, (ii) the obligation of Buyer for Taxes pursuant to Section 12.3, and (iii) all Section 338(h)(10) Incremental Taxes incurred as a result of the Section 338(h)(10) Election as described in Section 12.6 herein.

(c) In the case of Taxes that are payable with respect to any taxable period that includes but does not end on the Closing Date (a “Straddle Period”), such Taxes shall be apportioned between the period deemed to end on the Closing Date and the period deemed to begin on the day following the Closing Date on the basis of an interim closing of the books, except that Taxes imposed on a periodic basis (such as real or personal property Taxes) shall be allocated on a daily basis.

(d) Any indemnity payment made hereunder shall be treated by Sellers and Buyer as an adjustment to the Purchase Price.

12.2. Filing of Tax Returns.

(a) The BPFH Affiliated Group shall include the income of the Company (including any deferred items triggered into income by Treasury Regulations Section 1.1502-13 and any excess loss account taken into income under Treasury Regulations Section 1.1502-19) on the consolidated federal income Tax Return of the BPFH Affiliated Group for all periods ending on or before the Closing Date and shall pay any federal income Tax attributable to such income. For all taxable periods ending on or before the Closing Date, to the extent not already filed, the BPFH Affiliated Group shall cause the Company to join in the consolidated federal income Tax Return of the BPFH Affiliated Group and, in jurisdictions requiring separate reporting from the Company, to file state and local income Tax Returns. All such Tax Returns shall be prepared (or cause to be prepared) and filed (or caused to be filed) by the BPFH Affiliated Group in a manner reasonably consistent with past practice. At least 30 days prior to the filing of any such separate-company Tax Return, Sellers shall provide Buyer with a copy of such Tax Return for Buyer’s review and comment.

(b) Buyer shall prepare (or cause to be prepared) and file (or cause to be filed) all Tax Returns of the Company for all taxable periods other than those for which the BPFH Affiliated Group is responsible pursuant to Section 12.2(a) of this Agreement, provided however, that with respect to any such Tax Returns for a Straddle Period, Buyer shall prepare (or cause to be prepared) such Tax Returns in a manner reasonably consistent with past practice of the Company. At least 30 days prior to the filing of any such Tax Return with respect to a Straddle Period, Buyer shall provide Sellers with a copy of the Tax Return for Sellers’ review and comment, and Buyer shall make any changes with respect to Pre-Closing Tax Periods reasonably requested by Sellers. Along with the copy of such Tax Return with respect to a Straddle Period, Buyer shall provide Sellers with a statement calculating in reasonable detail any obligations of Sellers and/or the BPFH Affiliated Group with respect to Taxes for any Pre-Closing Tax Period, if any, pursuant to Section 12.1(a).

12.3. Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including, without limitation, any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby and any other similar Tax that may be imposed, shall be paid 50% by Seller Parties and 50%

by Buyer, and Seller Parties will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Legal Requirements, Buyer will join in the execution of any such Tax Returns and other documentation.

12.4. Procedures Relating to Tax Claims.

(a) If Buyer or the Company receives notice of a pending audit of the Company, or if an assessment or written claim for Taxes shall be made by any Taxing Authority, which audit, assessment or claim, if successful, might result in a payment to Buyer pursuant to Section 12.1(a) or Section 13.1 or for breach of any representation or warranty under Section 6.13 (a “Tax Claim”), Buyer or the Company shall forward a copy of such Tax Claim to Seller Parties’ Representative within ten (10) days of receipt of such Tax Claim. If Buyer or the Company fails to forward a copy of such Tax Claim within such period, Seller Parties shall not be liable to the Company or the Buyer Indemnified Persons to the extent Seller Parties’ position with respect to such Tax Claim is prejudiced as a result of such failure.

(b) Seller Parties shall have the right to participate with Buyer in any Tax audit or administrative or court proceeding related to Pre-Closing Tax Periods, and to employ counsel of their choice at their expense. Buyer agrees that it will cooperate, and cause the Company to cooperate, fully with Seller Parties and Seller Parties’ counsel in the defense against any Tax Claim. Buyer shall have the sole right to represent the Company in any Tax audit or administrative or court proceeding related to taxable periods beginning after the Closing Date, and to employ counsel of its choice at its expense. Seller Parties agree to cooperate, at their expense, fully with Buyer and its counsel in the defense against any claim in any said proceeding. Further, notwithstanding the foregoing, Seller Parties shall not agree to any settlement concerning Taxes for any taxable period ending on or before the Closing Date, which settlement may result in an increase in Taxes of the Company for any taxable period ending after the Closing Date, without the prior written consent of Buyer, nor shall Buyer agree to any settlement concerning Taxes for any taxable period ending after the Closing Date which may result in an increase in Taxes of the Company for any Pre-Closing Tax Period, without the prior written consent of Seller Parties. Any consent required to be given under this Section may not be unreasonably withheld.

(c) After the Closing Date, Seller Parties and Buyer shall consult in good faith during the course of any audits or administrative or judicial proceedings pertaining to Taxes of, or which may affect, the Company for Pre-Closing Tax Periods. Such consultations shall include, but not be limited to, consultations concerning any ongoing or future audits related to any period or portion thereof ending prior to or including the Closing Date and court proceedings with respect thereto. Buyer or Seller Parties, as the case may be, shall be made aware of any meetings and conferences related thereto and have the right (to the extent permissible by law) to have a representative present at those conferences.

12.5. Cooperation, Exchange of Information and Record Retention. Each of the Parties recognizes that the other Party and its Affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information regarding Tax matters of the Company to the extent such records and information pertain to events occurring on or prior to the Closing Date; therefore, from and after the Closing Date, Sellers and Buyer shall, and shall cause their Affiliates (including, in the case of Buyer, the Company) to (i) retain and maintain all records, including all Tax Returns, schedules and work papers, books, records and other documents in its or their possession relating to Tax matters of the Company for each Pre-Closing Tax Period and for any Straddle Period until expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate (giving effect to any valid extensions requested by the other party and made known to the party requesting such documentation) plus six (6) months, (ii) allow the other Party or Parties (as appropriate) and its or their agents and representatives (and agents or representatives of any Affiliates), upon reasonable notice and at mutually convenient times, to inspect, review and make copies of such records (at the expense of the party or parties requesting the records) as such party or parties may deem reasonably necessary or appropriate from time to time, (iii) execute any document (including any power of attorney) that may be necessary or reasonably helpful in connection with any Tax Claim or the filing of a Tax Return or refund with respect to the Company and (iv) use commercially reasonable efforts to obtain Tax Returns, schedules and work papers, books, records and other documents and provide additional facts, insights or views as reasonably requested by the other Party or Parties, in each case, that may be necessary or helpful in connection with any Tax Returns or Tax Claims of the Company. Buyer shall cause the Company to provide Sellers with written notice ninety (90) days prior to transferring, destroying or discarding the last copy of any records, books, work papers, reports, correspondence and other similar materials, and Sellers shall have the right, at their expense, to copy or take any such materials. Any information obtained under this Section 12.5 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

12.6. Section 338(h)(10) Election. At Buyer’s option, the Selling Consolidated Group and Buyer shall join in making (or causing to be made) a joint election with respect to the purchase of the Shares of the Company hereunder pursuant to Section 338(h)(10) of the Code (“Section 338(h)(10) Election”). Buyer shall exercise its option with respect to a Section 338(h)(10) Election by written notice to BPFH (The “Section 338(h)(10) Notice”). The terms, conditions and procedures relating to the section 338(h)(10) Election are set forth in Schedule 12.6.

(a) On the later of the Closing Date or the date of the Section 338(h)(10) Notice, Buyer shall pay to each Seller, such Seller’s proportionate share of the Section 338(h)(10) Incremental Taxes (as defined below) as estimated by the Selling Consolidated Group and Buyer. If such estimate of the Section 338(h)(10) Incremental Taxes is less than the Section 338(h)(10) Incremental Taxes as calculated when Sellers’ Tax Returns are actually filed, Buyer shall pay Sellers the difference. Conversely, if the estimate of the Section 338(h)(10) Incremental Taxes is greater than the Section 338(h)(10) Incremental Taxes as calculated when the Sellers’ Tax Returns are actually filed, Sellers shall pay Buyer such excess.

(b) The “Section 338(h)(10) Incremental Taxes” shall equal the difference between (A) the Taxes payable by Sellers on the sale of all of the Shares after taking into account the Section 338(h)(10) Election (including any payments under this subsection (b)) and taking into account the amount, character and timing of the income subject to Tax, and (B)

the amount of Taxes that would have been payable on the sale of all of the Shares by Sellers without the Section 338(h)(10) Election and taking into account the amount, character and timing of the income subject to Tax.

(c) The Parties agree that the payment of the Section 338(h)(10) Incremental Taxes shall be treated as an adjustment to the Purchase Price, added to any other adjustments specified in this Agreement. The Section 338(h)(10) Incremental Taxes (as estimated at Closing and as redetermined upon the filing of Sellers’ Tax Returns) shall be calculated by the Sellers and submitted to Buyer for its approval along with supporting work papers. Such approval shall not be unreasonably withheld. If the parties are unable to agree as to the amount of the Section 338(h)(10) Incremental Taxes, Buyer shall promptly pay any undisputed amount and any disputed amount shall be resolved by a nationally recognized independent accounting firm mutually acceptable to Buyer and Sellers whose costs shall be borne jointly by Buyer and Sellers.

(d) In the event a Section 338(h)(10) Election is made, the Parties agree that the Purchase Price and the liabilities of the Company (plus other relevant items) will be allocated to the assets of the Company for all purposes (including Tax and financial accounting purposes) as described in Schedule 12.6 subsection (b).

12.7. Tax Attributes. In the event Buyer does not elect to make a Section 338(h)(10) Election, Sellers shall promptly provide Buyer with the following information regarding the Company as of the Closing Date: (i) the basis of the Company in its assets; and (ii) the amount of any unused net operating loss, unused net capital loss, unused investment or other credit, unused foreign tax credit, or unused excess charitable contribution allocable to the Company.

12.8. Survival of Tax Provisions. Any claim to be made pursuant to this Section 12 must be made before the expiration of the applicable statute of limitations (giving effect to any valid extensions) relating to the Taxes at issue plus 60 days.

12.9. Other Tax Provisions.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing Date, neither the Company nor any Seller Party (with respect to the Business) shall make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes.

(b) Seller Parties shall make available for Buyer’s inspection, as reasonably requested, copies of those federal, state, county, local and foreign Tax Returns, reports and estimates for periods on or prior to the Closing Date for the Company to the extent not previously provided to Buyer.

(c) Seller Parties shall cause any and all Tax allocation or sharing agreements (including any indemnity arrangements) or similar agreements or arrangements (collectively “Tax Sharing Agreements”) to which the Company is a party or is otherwise subject to be terminated effective as of the Closing Date, and any payment, liability or other obligation with respect to any such Tax Sharing Agreements shall be paid or satisfied on or prior to the Closing Date.

12.10. Refund Claims. Except as otherwise provided herein, Sellers shall be entitled to receive from Buyer all refunds (or credits for overpayments actually realized by Buyer) of Taxes, including any interest thereon received from any Taxing Authority, attributable to Pre-Closing Tax Periods. Promptly upon receipt of any such Tax refund (or credits for overpayment actually realized by Buyer), and in no event later than ten (10) Business Days after receipt by Buyer, Buyer will, and will cause Company to, deliver and pay over, by wire transfer of immediately available funds, such Tax refunds (or credits for overpayments actually realized by Buyer), including any interest thereon received from any Taxing Authority, less any fees and expenses Buyer incurs for obtaining such refund, to Sellers. Buyer shall, as soon as is reasonably practicable and in no event later than ten (10) Business Days after a reasonable request by Sellers, cause the Company to file, at Sellers’ expense, amended Tax Returns or applications for Tax refunds in order to obtain a Tax refund (or credit for overpayment actually realized by Buyer) that Sellers are entitled to pursuant to this Section 12.10, and Buyer shall execute all other documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for Buyer to perfect its rights in and obtain the Tax refunds contemplated by this Section 12.10. Notwithstanding anything to the contrary contained herein, Sellers shall not be entitled to any refunds or credits for overpayment to the extent such items are taken into account on the financial statements of the Company or in the reserve account provided for in Section 14.2(g).

12.11. Certain Tax Attributes. Any tax loss or tax credit of the Company, the economic benefit of which is realized in a period ending after the Closing Date, shall be for the account of Buyer, and Buyer shall not be obligated to pay any additional consideration to Sellers therefor. Without limiting the generality of the foregoing, this Section applies to any tax loss or credit generated in any period ending on, prior to or including the Closing Date, which may be carried forward and utilized on returns for any period ending after the Closing Date.

13. Indemnification.

13.1. Obligation to Indemnify.

(a) Seller Parties’ Obligation to Indemnify. From and after the Closing Date, Seller Parties shall, jointly and severally, defend, indemnify and hold harmless Buyer, its Representatives and its successors (collectively, the “Buyer Indemnified Persons”) and assigns, from and against any and all first and third party actions, suits, claims, demands, debts, liabilities, obligations, losses, damages, costs and expenses (including without limitation reasonable attorneys, experts and consultants fees) (collectively “Adverse Consequences”), arising out of, or in connection with, or caused by, directly or indirectly, any or all of the following: (i) any misrepresentation or breach of any warranty or representation made by the

Company or any Seller Party in this Agreement or in any Seller Party Closing Documents; and (ii) any breach of any covenant or agreement made or to be performed by the Company or any Seller Party pursuant to this Agreement or in any Seller Party Closing Documents; provided, however, that all Adverse Consequences with respect to Taxes shall be limited to Adverse Consequences relating to Pre-Closing Tax Periods.

(b) Buyer’s Obligation to Indemnify. From and after the Closing Date, Buyer shall defend, indemnify and hold harmless Seller Parties, their respective Representatives and their respective successors (collectively, the “Seller Indemnified Persons”), from and against any and all Adverse Consequences, arising out of, or in connection with, or caused by, directly or indirectly, any or all of the following: (i) any misrepresentation or breach of any warranty or representation made by Buyer in this Agreement or in any Buyer Closing Document; (ii) any breach of any covenant or agreement made or to be performed by Buyer pursuant to this Agreement or in any Buyer Closing Documents; and (iii) all Section 338(h)(10) Incremental Taxes incurred as a result of the Section 338(h)(10) Election as described in Section 12.6 herein; provided, however, that Buyer’s obligations under this Section 13.1(b) shall not extend to any Adverse Consequences caused wholly or in part by the actions or omissions of BPPA or BPFH after the Closing Date.

13.2. Matters Involving Third Parties.

(a) The party or parties seeking indemnification hereunder (each, an “Indemnified Party”) shall give the party or parties from whom indemnification is sought or to be sought (each, an “Indemnifying Party”) prompt written notice of any Adverse Consequences suffered by, affecting or otherwise directed at it. If an indemnification claim involves a claim by a third party (a “Third Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is actually and materially prejudiced thereby.

(b) The Indemnifying Party will have the right, but not the obligation, to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing of its election to assume the defense of the Third-Party Claim within fifteen (15) days after the Indemnified Party gives notice of the assertion of the Third-Party Claim under Section 13.2(a), (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

(c) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 13.2(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

(d) In the event any of the conditions in Section 13.2(b) above is or becomes unsatisfied, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically (at least monthly) for the costs of defending against the Third Party Claim (including reasonable attorney’s fees and expenses), and (iii) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 13.

(e) Claims with respect to Taxes shall be governed by Section 12.4 and this Section 13.2 shall only apply to the extent a procedure regarding Taxes is not otherwise provided for in Section 12.4.

13.3. Payments. Upon determination of the amount due, or after a final agreement is reached or a final judgment or order is rendered with respect any matter which is subject to indemnification under this Section 13, the Indemnifying Party shall pay to the Indemnified Party or the Person entitled thereto, as applicable, the amount owing by the Indemnifying Party with respect to such matter within ten (10) Business Days.

13.4. Survival. The representations and warranties made by Seller Parties, the Company and Buyer herein, or in any certificate or schedule delivered pursuant hereto, shall survive Closing and continue in full force and effect until the Eighteen-Month Payment Date; provided¸ however, that (a) the representations and warranties set forth in Sections 5.1, 5.2, 5.3, 6.1, 6.2(a), 6.3, 6.13 and 6.22 shall survive until the expiration of the applicable statute of limitations and (b) the representations and warranties set forth in Section 6.28 shall survive until the fifth (5th) anniversary of the Closing Date. Any claim made with respect to an alleged breach of a representation or warranty prior to the expiration of the applicable survival period shall survive the expiration of such survival period. The covenants and agreements of the Parties herein shall survive the Closing in accordance with their terms and applicable law.

13.5. Limitations on Liability.

(a) Notwithstanding anything contained in this Agreement to the contrary, the Buyer Indemnified Persons shall only be entitled to indemnification under Section

13.1(a)(i) above if the aggregate amount of Adverse Consequences incurred by the Buyer Indemnified Persons exceeds $50,000 (the “Deductible”), and then only to the extent of any such excess; provided, however, that the Deductible shall not apply to any Adverse Consequences arising from any of the breaches of the representations and warranties contained in Sections 5.1, 5.2, 5.3, 6.1, 6.2(a), 6.3, 6.13, 6.22 and 6.28, nor in the case of fraud committed by a Seller Party. It is further agreed that, other than with respect to a breach of the representations and warranties contained in Sections 5.1, 5.2, 5.3, 6.1, 6.2(a), 6.3, 6.13, 6.22 and 6.28, or in the case of fraud committed by a Seller Party, in no event shall the aggregate indemnification obligations of the Company and Seller Parties for any Adverse Consequences arising under Section 13.1(a)(i) exceed $7,500,000. Notwithstanding anything to the contrary in this Section 13.5(a), the maximum amount the Indemnified Parties may recover from a Seller Party individually pursuant to the indemnity set forth in Section 13.1(a)(i) hereof for Adverse Consequences shall be limited to the each Seller Party’s Pro Rata Portion of the Purchase Price actually received.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Seller Indemnified Persons shall only be entitled to indemnification under Section 13.1(b)(i) above if the aggregate amount of Adverse Consequences incurred by the Seller Indemnified Persons exceeds the Deductible, and then only to the extent of any such excess; provided, however, that the Deductible shall not apply to any Adverse Consequences arising from any of the breaches of the representations and warranties contained in Sections 7.1 and 7.3(a), nor in the case of fraud committed by Buyer. It is further agreed that, other than with respect to a breach of the representations and warranties contained in Sections 7.1 and 7.3(a), or in the case of fraud committed by Buyer, in no event shall the aggregate indemnification obligations of the Buyer for any Adverse Consequences arising under Section 13.1(b)(i) exceed the Purchase Price.

13.6. Insurance Proceeds. The amount of any Adverse Consequences subject to indemnification under this Section 13 shall be calculated net of any insurance proceeds received by the Indemnified Party on account of such Adverse Consequences. If the amount of any Adverse Consequences, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by, from or against any other entity, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith, shall promptly be repaid by the Indemnified Party to the Indemnifying Party and if the Indemnifying Party is a Seller Party, in accordance with such Seller Party’s Pro Rata Portion.

13.7. Mitigation. Each Indemnified Party shall use commercially reasonable efforts to mitigate the amount of Adverse Consequences suffered by such Indemnified Party for which such Indemnified Party is entitled to indemnification under this Section 13; provided, however, that, for the purpose of mitigating any such Adverse Consequences, no Indemnified Party shall be required to (i) incur any out-of-pocket costs or expenses or pay any other amounts to third parties, except to the extent that the Indemnifying Party has acknowledged in writing that such costs, expenses or other amounts constitute indemnifiable Adverse Consequences hereunder, (ii) make any claims or initiate any Proceeding against third parties or (iii) take any other action to the extent such action would adversely affect such Party in any material respect.

13.8. Exclusive Remedy. The Parties agree that, excluding (a) injunctive or other equitable relief, including a preliminary or permanent injunction or specific performance, and (b) any right or remedy that any Party may assert against any other Party as a result of willful or intentional breach or any fraud perpetrated by such other Party in connection with the transactions related to this Agreement, the indemnification provisions of this Section 13 are intended to provide the sole and exclusive remedy from and after the Closing as to all claims of the Indemnified Parties arising from or relating to this Agreement or in certificate required to be delivered under Section 14 of this Agreement (except as expressly set forth therein).

14. Closing.

14.1. Closing Date. The closing (“Closing”) under this Agreement will take place on a date (the “Closing Date”) that is no more than ten (10) Business Days following the date on which all conditions precedent to the obligations of Buyer and Seller Parties set forth in this Section 14 have been satisfied (other than those that, by their nature, can only be satisfied at the Closing). The Closing shall begin at 10:00 a.m. Eastern time at the offices of Stradley Ronon Stevens & Young, LLP, 2600 One Commerce Square, Philadelphia, PA 19103, or such other date, time and location as the Parties may agree. Notwithstanding any earlier time of the Closing, the Closing shall be deemed to have occurred for all purposes as of 5:00 p.m., Eastern time, on the Closing Date.

14.2. Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, any or all of which Buyer may waive in writing, at its sole and absolute discretion:

(a) Representations and Warranties. Each of the representations and warranties made by Seller Parties and the Company in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or Material Adverse Change or in all material respects (in the case of any representation or warranty not qualified by materiality or Material Adverse Change) as of the Closing Date with the same force and effect as if made on and as of such date.

(b) Covenants. The Seller Parties and the Company shall have duly performed in all material respects all of the covenants, acts and undertakings required to be performed by them prior to Closing.

(c) No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any Governmental Body to enjoin, restrain, prohibit, or obtain damages in respect of, or which is related to, or arises out of, (i) this Agreement or the consummation of the transactions contemplated hereby, or (ii) any Governmental Authorizations necessary for the operation of the Business after the Closing Date.

(d) Asset Value. The Asset Value as of the Business Day immediately preceding the Closing Date shall be equal to or greater than the product of (i) 0.60 and (ii) the Asset Value as of the Baseline Date.

(e) Governmental Authorizations. Buyer and Seller Parties shall have received all Governmental Authorizations required under any Legal Requirement to consummate the transactions contemplated by this Agreement, including, without limitation, from the Federal Reserve Board, the FDIC, the Pennsylvania Department of Banking and the SEC.

(f) Material Adverse Change. No Material Adverse Change shall have occurred since December 31, 2011.

(g) Cash on Hand. As of the Closing Date, the Company shall have Working Capital in an amount equal to $750,000, of which $750,000 is in cash; provided, however, that as of the Closing Date the Company shall set aside an additional $50,000 in a reserve account to offset expenses and obligations of the Company, not previously recorded, in each case pertaining to expenses of the Company for periods prior to the Closing Date (the “Pre-Closing Expenses”), and the net balances in the reserve account, after deduction of the Pre-Closing Expenses shall be released by the Company to the Sellers on the date that is 60 days following the Closing Date. If the amount of the Pre-Closing Expenses exceeds $50,000, then the Sellers shall promptly remit such excess amount to the Company.

(h) Seller Parties and the Company Closing Deliveries. Seller Parties and the Company shall have delivered to Buyer the following:

(i) Secretary’s Certificate. A certificate of the corporate secretary of BPPA, dated as of the Closing Date, certifying (A) that attached thereto are true and correct copies of BPPA’s Certificate of Incorporation, Bylaws and any amendments thereto, and the resolutions duly adopted by BPPA’s board of directors authorizing BPPA’s execution, delivery and performance of this Agreement, and (B) the names, titles and signatures of all of BPPA’s officers who sign documents on behalf of BPPA in connection with this Agreement, certifying the authority of such Persons to do so.

(ii) Good Standing Certificate. A certificate of good standing for each of BPPA and the Company issued by the Secretary of State of the State of Delaware and the Secretary of the Commonwealth of Pennsylvania, respectively, dated within ten (10) Business Days prior to the Closing Date.

(iii) Corporate Records. The minute book and other corporate records of the Company.

(iv) Repayment of Indebtedness. Evidence acceptable to Buyer of the repayment of all outstanding indebtedness of the Company, including, without limitation, the indebtedness evidenced by the Subordinated Promissory Note issued by the Company in favor of BPFH, dated February 1, 2008, in the aggregate principal amount of $1,000,000.

(v) Lien Releases. Payoff and lien termination letters from all secured creditors in form reasonably acceptable to Buyer and evidence of the filing of, or authorization to file, any UCC-3 termination statements with respect to all UCC-1 financing statements filed against Seller Parties relating to the Shares and against the Company relating to the Assets, or evidence of the termination of any other similar filings representing Encumbrances on the Shares or Assets.

(vi) Shares. Original certificates duly endorsed in blank for transfer representing one hundred percent (100%) of the Shares.

(vii) Closing Certificate. A certificate dated as of the Closing Date certifying compliance with Section 14.2(a) and 14.2(b) in a form reasonably acceptable to Buyer.

(viii) Estoppel Certificate. An estoppel certificate from the Company’s Landlord, in form and substance acceptable to Buyer.

(ix) FIRPTA Affidavits. The tax certificates required of Seller Parties described in Section 6.13(k).

(x) Tail Coverage. Evidence acceptable to Buyer of any Tail Coverage required to be purchased by Sellers pursuant to Section 8.5.

(xi) Other Agreements. All other agreements, certificates, instruments, or documents reasonably requested by Buyer to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

14.3. Conditions Precedent to the Obligations of Seller Parties. The obligation of Seller Parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, any or all of which Seller Parties may waive in writing, in their sole and absolute discretion:

(a) Representations and Warranties. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or material adverse effect) or in all material respects (in the case of any representation or warranty not qualified by materiality or material adverse effect) as of the Closing Date with the same force and effect as if made on and as of such date.

(b) Covenants of Buyer. Buyer shall have duly performed in all material respects all of the covenants, acts and undertakings required to be performed by it prior to Closing.

(c) No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any Governmental Body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the transactions contemplated hereby.

(d) Governmental Authorizations. Buyer and Seller Parties shall have received all Governmental Authorizations required under any Legal Requirement to consummate the transactions contemplated by this Agreement, including, without limitation, from the Federal Reserve Board and the SEC.

(e) Buyer Deliveries. At Closing, Buyer shall have delivered the following:

(i) Secretary’s Certificate. A certificate of Buyer’s corporate secretary, dated as of the Closing Date, certifying (A) that attached are true and correct copies of Buyer’s Certificate of Incorporation, Bylaws and any amendments thereto, and the resolutions duly adopted by Buyer’s board of directors authorizing Buyer’s execution, delivery and performance of this Agreement, and (B) the names, titles and signatures of all of Buyer’s officers who sign documents on behalf of Buyer in connection with this Agreement, certifying the authority of such officers to do so.

(ii) Closing Certificate. A certificate dated as of the Closing Date certifying compliance with Section 14.3(a) and 14.3(b) in a form reasonably acceptable to Seller Parties.

(iii) Initial Cash. The initial cash payments described in Section 3.2.

(iv) Other Agreements. All other agreements, certificates, instruments, or documents reasonably requested by Seller Parties to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

15. Termination.

15.1. Reasons For Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing (unless otherwise specified), as follows:

(a) by mutual written agreement of Buyer, the Company and Seller Parties;

(b) by either Buyer or Seller Parties if:

(i) any Governmental Body shall have enacted, promulgated or issued any statute, rule, regulation, ruling, writ or injunction, or taken any other action, restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and all appeals and means of appeal therefrom have been exhausted; or

(ii) the Closing shall not have occurred on or before August 3, 2012; provided, however, that the right to terminate this Agreement pursuant to this Section 15.1(b)(ii) shall not be available to any Party whose action or failure to act has been a principal cause of, or resulted in the failure of, the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; or

(iii) (A) in the event of a material breach hereof by the non-terminating Party if such non-terminating Party fails to cure such breach within thirty (30) days following notification thereof by the terminating Party or (B) upon notification to the non-terminating Party by the terminating Party that the satisfaction of any conditions to the terminating Party’s obligations under this Agreement becomes impossible and that the failure of such condition to be satisfied is not caused by a breach hereof by the terminating Party. For purposes of this Section 15, a breach by the Company of any representation, warranty, covenant or agreement set forth herein shall be deemed to be a breach of such representation, warranty, covenant or agreement by Seller Parties.

15.2. Notice of Termination. If Buyer, the Company or Seller Parties wishes to terminate this Agreement pursuant to Section 15.1, then such Party shall deliver to the other Parties a written notice stating that such Party is terminating this Agreement and setting forth a brief description of the basis on which such Party is terminating this Agreement. Any termination of this Agreement under Section 15.1 above will be effective immediately upon the delivery of a valid written notice of the terminating Party to the other Parties hereto.

15.3. Rights on Termination. If this Agreement is terminated pursuant to Section 15.1, all further obligations of the Parties under or pursuant to this Agreement shall terminate without further liability of any Party to the others. Notwithstanding the foregoing, (a) no termination of this Agreement shall affect the rights or remedies of any of the Parties hereto with respect to a breach by any other Party hereto of the terms and conditions of this Agreement prior to the termination and (b) the provisions of this Section 15, Section 11.5 and Section 16 hereof shall survive any termination of this Agreement.

16. Miscellaneous.

16.1. Seller Parties’ Representative. Seller Parties hereby appoint BPFH as the true and lawful agent and attorney-in-fact of all of the Seller Parties, with full power of substitution, authority and discretion to take all actions called for by this Agreement, on their individual and collective behalf (the “Seller Parties’ Representative”). Buyer shall be entitled to exclusively rely on the authority of the Seller Parties’ Representative for all purposes specified herein and shall not be liable to any party for actions taken or omitted to be taken in reliance upon the determination of the Seller Parties’ Representative. If the Seller Parties’ Representative shall no longer be able to serve in such capacity, for any reason, a successor shall be chosen by the legal representative of BPPA.

16.2. Specific Performance. Seller Parties and the Company agree that the remedy at law for any breach of the terms and conditions of this Agreement by them may be inadequate and that in addition to, and not in limitation of any other remedies that Buyer may have either at law or under this Agreement, Buyer shall be entitled to specific performance or injunctive relief or other equitable relief from any court of competent jurisdiction from any breach or purported breach of this Agreement.

16.3. Expenses. Each Party shall pay all of the costs and expenses incurred by it in negotiating and preparing this Agreement (and all other agreements,

certificates, instruments and documents executed in connection herewith) and in consummating the transactions contemplated hereby. Seller Parties shall bear their own expenses in connection with the transactions contemplated hereby and not impose any of such expense upon the Company.

16.4. Notices. All notices, Consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a Party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); or (b) received by the addressee, if sent by certified mail, return receipt requested, in each case to the addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address or person as a Party may designate by notice to the other parties). Any Party may change its address for notice and the address to which copies must be sent by giving notice of the new address to the other Parties in accordance with this Section provided that any such change of address notice shall not be effective unless and until received.

If to Buyer:

Bryn Mawr Bank Corporation

Wealth Management Division

10 South Bryn Mawr Avenue

Bryn Mawr, PA 19010

Attention: Francis Leto

Facsimile No.: (610) 581-4730

E-mail: fleto@bmtc.com

With a copy to:

Bryn Mawr Trust Company

10 South Bryn Mawr Avenue

Bryn Mawr, PA 19010

Attention: Geoffrey Halberstadt

Facsimile No.: (610) 581-4873

E-mail: ghalberstadt@bmtc.com

With a copy to:

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103

Attention: David H. Joseph

Facsimile No.: (215) 564-8120

E-mail: djoseph@stradley.com

If to Seller Parties, or the Company prior to Closing:

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, MA 02109

Attn: Margaret W. Chambers

Facsimile No.: (617) 912-4511

E-mail: mchambers@bostonprivate.com

With a copy to:

Goodwin Procter LLP

Exchange Place

Boston, MA 02109-2881

Attn: Paul W. Lee

    Joshua M. Diver

Facsimile No.: (617) 523-1231

E-mail: plee@goodwinprocter.com

jdiver@goodwinprocter.com

16.5. Reliance by Buyer. Notwithstanding Buyer’s right to investigate the Business, Assets and financial condition and notwithstanding any knowledge or facts determined or determinable by Buyer as a result of any such investigation or right of investigation, Buyer has the unqualified right to rely, and has relied, upon the representations and warranties of the Company and Seller Parties, set forth herein.

16.6. Independence. Each representation, warranty, covenant, obligation and agreement contained in this Agreement is independent of all others and must be separately satisfied or complied with. The representations, warranties, covenants, obligations and agreements made hereunder constitute bargained for assurances.

16.7. Entire Understanding; Amendments. This Agreement, together with the Exhibits and Schedules hereto, states the entire understanding between the Parties with respect to the subject matter hereof and supersedes all prior oral and written communications and agreements with respect to the subject matter hereof. This Agreement shall not be amended or modified except in a written document signed by all Parties.

16.8. Parties in Interest; Assignment; No Waivers; No Third Party Rights. This Agreement shall bind, benefit, and be enforceable by Buyer, Seller Parties and the Company and their respective successors, legal representatives and assigns, heirs, executors, administrators and personal representatives. Seller Parties and the Company may not assign their respective rights or delegate their respective duties hereunder, without the prior written consent of Buyer. Buyer may not assign its rights or delegate its duties hereunder, without the prior written consent of the Company and BPFH. No waiver with respect to this Agreement shall be enforceable unless in writing and signed by the Party against whom enforcement of such waiver is sought. No failure to exercise, delay in exercising or single or partial exercise of any right, power or remedy by any Party, and no course of dealing between or among any of the Parties, shall constitute a waiver of, or shall preclude any other or further exercise of, the same or any other right, power or remedy. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 16.8.

16.9. Schedules.

(a) The information in the Schedules constitutes (i) exceptions to particular representations, warranties, covenants and obligations of Seller Parties and the Company as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. If there is any inconsistency between the statements in this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in this Agreement will control.

(b) Unless a specific cross reference is made to another section, the statements in the Schedules relate only to the provisions in the Section of this Agreement to which they expressly relate and not to any other provision in this Agreement.

16.10. Release. Effective as of the Closing, Seller Parties hereby release and forever discharge the Company and its successors from any and all known or unknown claims, liabilities, obligations, damages, expenses and other amounts of every kind or description arising or existing prior to the Closing Date, except for any obligations existing under this Agreement. For avoidance of doubt, the release set forth in the preceding sentence shall not prevent the Seller Parties from pursuing any and all known and unknown claims they may have against the officers, directors and employees of the Company arising out of the actions or omissions of such officers, directors or employees prior to the Closing Date.

16.11. Publicity. No press releases, filings or other publicity concerning the transactions contemplated hereby will be made without the express written consent by all of the Parties, such approval not to be unreasonably withheld or delayed by any Party hereto, provided, however, that Buyer and BPFH may make any such disclosures by way of press release or filings with the SEC as are required by applicable law. Notwithstanding anything to the contrary in this Agreement, this covenant shall survive the termination of this Agreement.

16.12. Further Assurances. At any time and from time to time after the Closing Date, at the request of Buyer and without further consideration, Seller Parties shall promptly execute and deliver all such further agreements, certificates, instruments and documents and perform such further actions as Buyer may reasonably request, in order to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

16.13. Severability. If any provision of this Agreement is construed to be invalid, illegal or unenforceable, then the remaining provisions hereof shall not be affected thereby and shall be enforceable without regard thereto, and the Parties agree that this Agreement shall be reformed to replace such unenforceable provisions with a valid and enforceable provision that comes as close as possible to expressing the intent of the unenforceable provision.

16.14. Counterparts; Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original hereof, and it shall not be necessary in making proof of this Agreement to produce or account for more than one counterpart hereof. Signatures of the Parties transmitted by facsimile or electronic mail shall be deemed to be original signatures for all purposes.

16.15. Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

16.16. Section Headings; References. Section and subsection headings in this Agreement are for convenience of reference only, and shall neither constitute a part of this Agreement nor affect its interpretation. All words in this Agreement shall be construed to be of such number and gender as the context requires or permits.

16.17. Controlling Law; Exclusive Jurisdiction; Waiver of Jury Trial. This Agreement shall be construed, performed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without regard to its conflicts of laws principles. Any action arising out of or relating to this Agreement or any transaction contemplated hereby shall be brought in the state or federal courts sitting in Montgomery County, Pennsylvania, and each of the parties irrevocably submits to the exclusive jurisdiction of those courts in any such action, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of such action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or any transaction contemplated hereby in any other court. Each party acknowledges and agrees that this Section 16.17 constitutes a voluntary and bargained-for agreement between the parties. Process in any action arising hereunder may be served on any party anywhere in the world, including by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 16.4. Nothing in this Section 16.17 will affect the right of any party to serve legal process in any other manner permitted by law or at equity. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

16.18. Interpretation. In this Agreement, unless a clear contrary intention appears: (a) the singular number includes the plural number and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (c) reference to any gender includes each other gender; (d) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (e) reference to any “Legal Requirement” means such Legal Requirement as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Legal

Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision; (f) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof; (g) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; and (h) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits, schedules or amendments thereto.

16.19. Legal Representation of the Parties. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.

[Signature Page Follows]

WITNESS THE DUE EXECUTION AND DELIVERY HEREOF, intending to be legally bound hereby as of the date first stated above.

SELLERS:
BOSTON PRIVATE (PA) CORPORATION

By:	/s/ Margaret W. Chambers		/s/ Bruce K. Bauder
Name:	Margaret W. Chambers	Name:	BRUCE K. BAUDER
Title:

	/s/ Ernest E. Cecilia		/s/ Joseph J. Costigan
Name:	ERNEST E. CECILIA	Name:	JOSEPH J. COSTIGAN

	/s/ William S. Covert		/s/ James M. Davidson
Name:	WILLIAM S. COVERT	Name:	JAMES M. DAVIDSON

	/s/ Steven R. Klammer		/s/ N. Ray Sague
Name:	STEVEN R. KLAMMER	Name:	N. RAY SAGUE

/s/ Malcolm C. Wilson
Name:	MALCOLM C. WILSON

SELLER PRINCIPALS:
BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

By:	/s/ David J. Kaye		/s/ Alvin A. Clay III
Name:	David J. Kaye	Name:	ALVIN A. CLAY III
Title:	Executive Vice President and Chief Financial Officer

Signature Page to Davidson Trust Company Stock Purchase Agreement

COMPANY:		BUYER:

DAVIDSON TRUST COMPANY		BRYN MAWR BANK CORPORATION

By:	/s/ Steven R. Klammer	By:	/s/ Francis J. Leto
Name:	Steven R. Klammer	Name:	Francis J. Leto
Title:	President	Title:	Vice President

EXHIBIT A

DEFINITIONS AND USAGE

For purposes of the Agreement, the following terms and variations thereof have the meanings specified or referred to in this Exhibit A:

“Accounts Receivable” shall have the meaning set forth in the definition of Assets.

“Adverse Consequences” shall have the meaning set forth in Section 13.1(a).

“Advisers Act” shall mean the Investment Advisers Act of 1940, as amended.

“Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign Law.

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Annual Financial Statements” shall have the meaning set forth in Section 6.4.

“Asset Value” shall have the meaning set forth in Section 3.3(c)(i).

“Assets” shall mean the assets, properties and rights of the Company of every kind, nature and description, tangible or intangible, real or personal, including, but not limited to, the following:

(a) all Intellectual Property;

(b) lists of all present and past clients of the Company (each, a “Client” and collectively, the “Clients”) including client addresses and telephone numbers, and all client files, papers, correspondence, invoices, contracts, orders, pricing, histories, documents and information and client inquiries;

(c) all licenses, permits and approvals owned or used by the Company, as listed on Schedule 6.17 attached hereto;

(d) all Contracts to which the Company is a party;

(e) all rights to solicit, sell to and do business with Clients and conduct the Business;

(f) lists of all present and past suppliers and vendors of the Company including supplier and vendor addresses and telephone numbers, and all supplier and vendor files, papers, correspondence, invoices, contracts, orders, pricing, histories, documents and information;

(g) all advertising and promotional materials;

(h) all of the Company’s Records;

(i) all of the Company’s telephone numbers, fax numbers and internet (web) sites (including the form, substance and domain names of such internet sites);

(j) all furniture, fixtures, leasehold improvements, office equipment, accessories, parts, supplies, materials, vehicles, computer hardware, data processing equipment and other equipment owned by the Company and all other tangible personal property of every kind owned or leased by the Company and all related warranties and similar rights, including, without limitation, all such items listed on Schedule 6.9 (collectively, the “Tangible Personal Property”); and

(k) all accounts receivable and notes receivable of, or amounts owing or payable to, the Company, including those set forth on Schedule 6.10 (“Accounts Receivable”);

(l) all of the Company’s cash, cash equivalents, certificates of deposit, deposits, money market funds, investments and other securities in any accounts and all cash held as petty cash at the business locations;

(m) all bona fide binding purchase orders or contracts for the purchase by the Company of goods and services from suppliers and vendors of the Company; and

(n) all assets of any kind acquired by the Company from and after the date of this Agreement through the Closing Date.

“AUM Multiplier” shall have the meaning set forth in Section 3.3(c)(ii).

“AUM Ratio” shall have the meaning set forth in Section 3.3(c)(iii).

“Baseline Date” shall mean December 30, 2011.

“BPFH” shall have the meaning set forth in the preamble to this Agreement.

“BPPA” shall have the meaning set forth in the preamble to this Agreement.

“BPFH Affiliate” shall have the meaning set forth in Section 11.4.

“BPFH Affiliated Group” shall mean the Affiliated Group that includes the Company and with respect to which BPFH is the common parent corporation (within the meaning of Section 1504 of the Code). References to the BPFH Affiliated Group shall include each member of the BPFH Affiliated Group.

“Business” shall have the meaning set forth in the Background Section.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking or trust institutions in the Commonwealth of Pennsylvania are authorized or obligated by law or executive order to be closed.

“Buyer” shall have the meaning set forth in the preamble to this Agreement.

“Buyer Closing Documents” shall have the meaning set forth in Section 7.3.

“Buyer Indemnified Persons” shall have the meaning set forth in Section 13.1(a).

“Client” shall have the meaning set forth in the definition of Assets.

“Closing” shall have the meaning set forth in Section 14.1.

“Closing Date” shall have the meaning set forth in Section 14.1.

“COBRA Obligations” shall have the meaning set forth in Section 6.15(e).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Company Contract” shall have the meaning set forth in Section 6.20(a).

“Company’s Employee Benefits Plans” shall have the meaning set forth in Section 6.15(d).

“Consent” shall mean any approval, consent, ratification, waiver or other authorization.

“Contingent Payment” shall have the meaning set forth in Section 3.3(b).

“Contract” shall mean any agreement, contract, lease, consensual obligation, promise or undertaking (whether written or oral and whether express or implied).

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property.

“Deductible” shall have the meaning set forth in Section 13.5(a).

“Eighteen-Month Payment Date” shall have the meaning set forth in Section 3.3(c)(vii).

“Employee Benefit Plan” shall mean (i) any employee benefit plan, as defined in Section 3(3) of ERISA, and (ii) any other plan, trust agreement or arrangement for any bonus, severance, hospitalization, vacation, incentive or deferred compensation, pension or profit-sharing, retirement, payroll savings, stock option, equity compensation, group insurance, death benefit, fringe benefit, welfare or any other employee benefit plan or fringe benefit arrangement of any nature whatsoever, including those benefiting retirees or former employees.

“Encumbrance” shall mean any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage deed of trust, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership; provided, however, that Encumbrances shall not include Permitted Encumbrances.

“Environment” shall mean soil, land surface or subsurface strata, surface waters (including navigable waters and ocean waters), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” shall mean any Legal Requirement that requires or relates to: (a) advising appropriate authorities, employees or the public of intended or actual Releases of pollutants or hazardous substances or materials, violations of discharge limits or other prohibitions and the commencement of activities, such as resource extraction or construction, that could have significant impact on the Environment; (b) preventing or reducing to acceptable levels the Release of pollutants or hazardous substances or materials into the Environment; (c) reducing the quantities, preventing the Release or minimizing the hazardous characteristics of wastes that are generated; (d) assuring that products are designed, formulated, packaged and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of; (e) protecting resources, species or ecological amenities; (f) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil or other potentially harmful substances; (g) cleaning up pollutants that have been Released, preventing the Threat of Release or paying the costs of such clean up or prevention; (h) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment or permitting self-appointed representatives of the public interest to recover for injuries done to public assets; (i) the regulation or protection of health, safety or the Environment; or (j) the regulation of or exposure to Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and any United States Department of Labor Regulations thereunder.

“ERISA Affiliate” shall mean any entity which is or would be considered a single employer with the Company pursuant to Section 4001(b) of ERISA or part of a “controlled group” with the Company pursuant to ERISA Section 302(d)(3).

“Exchange Act” shall mean the Securities and Exchange Act of 1934, as amended.

“Exhibits” shall mean the lettered Exhibits referred to in this Agreement which form a part hereof.

“Facilities” shall mean the facilities subject to the Real Property Leases.

“Financial Statements” shall have the meaning set forth in Section 6.4.

“FIRPTA” shall have the meaning set forth in Section 6.13(l).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“General Enforceability Exceptions” shall have the meaning set forth in Section 5.3.

“Governing Documents” shall mean with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equity holders of any Person; and (g) any amendment or supplement to any of the foregoing.

“Governmental Authorization” shall mean any Consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” shall mean any: (a) nation, state, county, city, town, borough, village, district or other jurisdiction; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); (d) multinational organization or body; (e) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; or (f) official of any of the foregoing.

“Hazardous Material” shall mean any substance, material or waste which has been, is or will foreseeably be regulated by any Governmental Body, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “pollutant,” “special waste,” “residual waste,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and including petroleum, petroleum products, asbestos, presumed asbestos-containing material or asbestos-containing material, urea formaldehyde, polychlorinated biphenyls and mold, fungus or similar substances.

“Indemnified Party” shall have the meaning set forth in Section 13.2(a).

“Indemnifying Party” shall have the meaning set forth in Section 13.2(a).

“Independent Accountant” shall mean a nationally or regionally recognized firm of independent certified public accountants to be agreed upon by Buyer and the Seller Parties’ Representative other than any firm which performs, or within the past three years has performed, audits or financial statement reviews or financial statement compilations for any of the Company, Seller Parties or Buyer.

“Initial Payment” shall have the meaning set forth in Section 3.2.

“Insurance Policies” shall have the meaning set forth in Section 6.21.

“Intellectual Property” shall mean:

(o) all issued patents, reissued or reexamined patents, divisions, continuations, continuations-in-part, substitutes, renewals, or extensions of the foregoing, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name (collectively, “Issued Patents”);

(p) all published or unpublished nonprovisional and provisional patent applications (including, without limitation, all priority rights resulting therefrom), reexamination proceedings, invention disclosures and records of invention (collectively “Patent Applications” and, with the Issued Patents, the “Patents”);

(q) all written works of authorship, copyrights, copyrightable works, semiconductor topography and mask works, including, without limitation, all rights of authorship, use, publication, reproduction, distribution, display, performance transformation, rights to prepare derivative works, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively, “Copyrights”);

(r) trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade dress, slogan, logos, symbols, names, trade names, Internet domain names, registered trade names and applications for registrations of trade names, including, without limitation, the goodwill of the business symbolized by and associated with such trademarks, service marks, trade dress, slogan, logos, symbols, names, trade names, and Internet domain names (collectively, “Trademarks”);

(s)(A) all technology, ideas, concepts, inventions, patterns, designs, methods, discoveries, Proprietary Information, manufacturing and operating specifications, information, know-how, formulae, technical data, client and supplier information, and processes, and (B) all databases, computer programs, hardware, and software (including, without limitation, all operating systems, interfaces, navigational devices, menu structures and arrangements, icons, forms, scripts, syntax, screen designs, visual expressions, and algorithms related thereto, whether owned or licensed for internal use or to be licensed or sublicensed to the Company’s clients, all in object and source code); and

(t) all other intangible assets, properties and rights (whether or not appropriate steps have been taken to protect, under applicable law, such other intangible assets, properties or rights).

“Interim Financial Statements” shall have the meaning set forth in Section 6.4.

“IRS” shall mean the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury.

“Issued Patents” shall have the meaning set forth in the definition of Intellectual Property.

“Judgment” shall mean any order, writ, injunction, citation, award, decree or other judgment of any nature of any foreign, federal, state or local court, governmental body, administrative agency, regulatory authority or arbitration tribunal.

“Knowledge” shall mean, with respect to an individual, those facts or matters that such individual (a) is, or at any time was, actually aware of; or (b) could be expected to discover or otherwise become aware of in the course of conducting a reasonably comprehensive investigation.

“Knowledge of Buyer” shall mean, collectively, the Knowledge of Frederick C. Peters, II, J. Duncan Smith and Francis J. Leto.

“Knowledge of any Seller Party” shall mean, with respect to (i) each Seller Party that is an individual, the Knowledge of such Seller Party, (ii) the Seller Party that is BPFH, the Knowledge of George L. Alexakos, Margaret W. Chambers, Clayton G. Deutsch, Martha T. Higgins and David J. Kaye, and (iii) the Seller Party that is BPPA, the Knowledge of George L. Alexakos, Margaret W. Chambers, Alvin A. Clay III, Clayton G. Deutsch, Martha T. Higgins and David J. Kaye.

“Knowledge of Seller Parties” shall mean, collectively, the Knowledge of Bruce K. Bauder, Ernest E. Cecilia, Joseph J. Costigan, William S. Covert, James M. Davidson, Steven R. Klammer, N. Ray Sague, Malcolm C. Wilson, Margaret W. Chambers, David J. Kaye and Alvin A. Clay III.

“Landlord” shall mean Palmer Square, a Pennsylvania limited partnership.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, principle of common law, code, regulation, guideline, standard, order, Governmental Authorization, statute or treaty, including, without limitation, the Advisers Act.

“Liability” shall mean with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Material Adverse Change” shall mean any change (regardless of whether the change is deemed to have been foreseeable or not) that, individually or when aggregated with other changes, is or could reasonably be expected to be materially adverse to the Business, Assets, condition (financial or otherwise) or results of operations of the Company; provided, however, that none of the following, either alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Change: any change, occurrence, event, or development (i) after the date of this Agreement in general economic, political, financial, banking, credit, or securities market conditions, (ii) affecting banks, bank holding companies, or companies engaged in the investment advisory business generally, (iii) resulting from the announcement of this Agreement and the transactions contemplated hereby, on the business, financial condition or results of operations of the parties and their respective Subsidiaries, including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (iv) resulting from BPFH’s or the Company’s failure to meet internal or published projections, forecasts, or revenue projections, (v) resulting from changes in laws and regulations affecting banks, bank holding companies, or companies in the wealth management services industry generally, or interpretations thereof by courts or Governmental Bodies, or changes in GAAP or regulatory accounting principles generally applicable to financial institutions, their holding companies, or investment advisers, (vi) actions and omissions of the Company (or any of its Related Persons) taken with the prior written consent of the Buyer, or (vii) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects the Company.

“Order” shall mean any order, injunction, judgment, decree, ruling, directive, assessment or arbitration award of any Governmental Body or arbitrator.

“Party” or “Parties” shall have the meaning set forth in the preamble to this Agreement.

“Patent Applications” shall have the meaning set forth in the definition of Intellectual Property.

“Patents” shall have the meaning set forth in the definition of Intellectual Property.

“Permitted Encumbrances” shall mean (a) liens for Taxes, assessments, and other charges of Governmental Bodies not yet due and payable or being contested in good faith by appropriate proceedings for which collection or enforcement against the property is stayed; (b) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the ordinary course of business or by operation of Legal Requirements if the underlying obligations are not delinquent; or (c) with respect to the Facilities (i) any conditions that may be shown by a current, accurate survey, (ii) easements, encroachments, restrictions, rights-of-way, and any other non-monetary title defects, and (iii) zoning, building, land use, environmental regulations, and other similar restrictions on the use of the Facilities that do not interfere materially with the use of such Facilities by the Business.

“Person” shall mean any individual, sole proprietorship, joint venture, partnership, corporation, limited liability company, association, cooperative, trust, estate, governmental body, administrative agency, regulatory authority, or other entity of any nature whatsoever.

“Pre-Closing Expenses” shall have the meaning set forth in 14.2(g).

“Pre-Closing Tax Period” shall have the meaning set forth in Section 12.1(a).

“Pro Rata Portion” shall mean, with respect to each Seller Party, an amount equal to the quotient (expressed as a percentage) obtained by dividing (a) the total amount of consideration to be received by such Seller Party pursuant to Section 3 hereof by (b) the total amount of consideration to be received by all Seller Parties pursuant to Section 3 hereof.

“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, regulatory proceeding, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Proprietary Information” shall mean confidential and/or proprietary information including, without limitation, (a) trade secrets, ideas, processes, procedures, data, listings, copyrights, trademarks, service marks, other works of authorship, know-how, improvements, discoveries, developments, designs, blueprints, drawings, techniques; and (b) information regarding plans for research, development, new products, product design, marketing and selling, business records and plans, budgets, financial information, licenses, prices and costs, suppliers, clients and potential clients.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Real Property” shall mean the land and all improvements thereon and appurtenances thereto, whether such land, improvements and appurtenances are owned or leased pursuant to a Real Property Lease.

“Real Property Leases” shall have the meaning set forth in Section 6.7.

“Records” shall mean the books, records, documents, instruments, accounts, correspondence, writings, evidences of title, and other papers and electronic files relating to the Company relating to matters on or prior to the Closing Date.

“Related Person” shall mean, with respect to a particular individual: (a) each other member of such individual’s Family; (b) any Person that is directly or indirectly controlled by any one or more members of such individual’s Family; (c) any Person in which members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and (d) any Person with respect to which one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity).

With respect to a specified Person other than an individual: (a) any Person that directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such specified Person; (b) any Person that holds a Material Interest in such specified Person; (c) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); (d) any Person in which such specified Person holds a Material Interest; and (e) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, (a) “control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; (b) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree and (iv) any other natural person who resides with such individual; and (c) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

“Release” shall mean any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration on or into the indoor or outdoor Environment or into or out of any property.

“Representative” shall mean with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of that Person.

“Restricted Area” shall mean the area within a 50 mile radius of the offices of Davidson Trust Company located at 20 North Waterloo Road, Devon, Pennsylvania 19333.

“Restricted Period” shall mean the period commencing on the date that is two years prior to the date of this Agreement and ending on the third (3rd) anniversary of the Closing Date.

“Restricted Seller Party” shall have the meaning set forth in Section 11.1.

“Restrictive Covenants” shall mean the collective covenants set forth in Sections 11.1, 11.2, 11.3, 11.4 and 11.5.

“Schedules” shall mean the numbered Schedules referred to in this Agreement which form a part hereof.

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 338(h)(10) Election” shall have the meaning set forth in Section 12.6.

“Section 338(h)(10) Incremental Taxes” shall have the meaning set forth in Section 12.6(b).

“Section 338(h)(10) Notice” shall have the meaning set forth in Section 12.6.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” or “Sellers” shall have the meaning set forth in the preamble to this Agreement.

“Seller Indemnified Persons” shall have the meaning set forth in Section 13.1(b).

“Seller Party” or “Seller Parties” shall have the meaning set forth in the preamble to this Agreement.

“Seller Party Closing Documents” shall have the meaning set forth in Section 5.3.

“Seller Parties’ Representative” shall have the meaning set forth in Section 16.1.

“Seller Principals” shall have the meaning set forth in the preamble to this Agreement.

“Selling Consolidated Group” shall mean the selling consolidated group or, selling affiliate, as those terms are defined in Treasury Regulations Section 1.338(h)(10)-1(b), or other appropriate Related Person of BPPA and the Company that is eligible to join in the making of an election under Section 338(h)(10) of the Code in connection with the transfer of the stock of the Company to Buyer.

“Shares” shall have the meaning set forth in the Background Section of this Agreement.

“Six-Month Payment Date” shall have the meaning set forth in Section 3.3(c)(v).

“Straddle Period” shall have the meaning set forth in Section 12.1(c).

“Subsidiary” shall mean any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred), are held directly or indirectly by the Company.

“Tail Coverage” shall have the meaning set forth in Section 8.6.

“Tangible Personal Property” shall have the meaning set forth in the definition of Assets.

“Tax” or “Taxes” shall mean (a) any and all taxes of any kind imposed by any Taxing Authority, including any and all federal, state, local and foreign (whether imposed by a country or political subdivision or authority thereunder) taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including, without limitation, any federal, state, local or foreign income, earnings, profits, gross receipts, franchise, capital stock, shares, net worth, sales, use, value added, ad valorem, profits, occupancy, general property, real property, personal property, intangible property, transfer, stamp, premium, custom, duty, fuel, excise, license, lease, service, service use, recapture, parking, employment, occupation, severance, payroll, withholding, unemployment compensation, social security, retirement or other tax, fiscal levy or charge of any nature; (b) any liability for payment of amounts described in clause (a) as a result of transferee liability, of having been a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law; (c) any liability for payment of amounts described in clause (a) or (b) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person for Taxes; and (d) any deficiency, interest, penalty or addition imposed with respect to any of the foregoing and any obligations under any agreements or arrangements with any other Person with respect to such amounts, and including any liability for taxes of a predecessor entity.

“Tax Return” shall mean all returns and reports, amended returns, information returns, statements, declarations, estimates, schedules, notices, notifications, forms, elections, certificates or other documents required to be filed or submitted to any Taxing Authority with respect to the determination assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of, or compliance with, any Tax.

“Tax Sharing Agreements” shall have the meaning set forth in Section 12.9(c).

“Taxing Authority” means any Governmental Body responsible for the administration, enforcement, interpretation, or imposition of any Tax.

“Third Party Claim” shall have the meaning set forth in Section 13.2(a).

“Threat of Release” shall mean a possibility of a Release that may require action in order to prevent or mitigate damage to the Environment that may result from such Release.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property.

“Treasury Regulations” shall mean the regulations promulgated under the Code from time to time.

“Trust Business” shall mean the trusts, executorships, administrations, guardianships, conservatorships, and other fiduciary representative capacities administered or otherwise held by the Company.

“Twelve-Month Payment Date” shall have the meaning set forth in Section 3.3(c)(vi).

“WARN Act” shall have the meaning set forth in Section 6.15(p).

“Working Capital” shall mean an amount calculated in accordance with Schedule 14.2(g) unless otherwise agreed by the Chief Financial Officer of each of Buyer and BPFH.